UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB/A
Amendment Number 3

GENERAL FORM FOR REGISTRATION OF
SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

Securities and Exchange Commission File No: 000-50156

     BLUE HAWK VENTURES, INC.
(Exact name of Registrant as specified in its charter)

Nevada, U.S.A.
(Jurisdiction of incorporation or organization)

71-0900799
(I.R.S. Employer Identification Number)

12880 Railway Avenue, Unit 35, Richmond, B.C. Canada V7E 6G4
(Address of principal executive offices)

     (604) 644-5139
Issuer’s telephone number:

     (604) 275-6301
Issuer’s facsimile number:

Brian McDonald, Esq.
5781 Cranley Drive, West Vancouver, B.C. Canada V7W 1T1
(604) 925-3099         fax: (604) 925-9613
(Name, address and telephone number of agent for service)

None
Securities registered or to be registered pursuant to section 12(b) of the Act:

Common shares of $0.001 par value
Securities registered or to be registered pursuant to Section 12(g) of the Act:
(Title of Class)

The number of outstanding shares of each of the Issuer’s classes of capital or common stock as of
January 31, 2003: 10,513,435.

The Index to Exhibits is found in Page 35

Cautionary Statement Regarding Forward-Looking Statements

Some discussions in this registration statement may contain forward-looking statements that involve risks and uncertainties. A number of important factors could cause our actual results to differ materially from those expressed in any forward-looking statements made by us in this registration statement. Such factors include, those discussed in "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" as well as those discussed elsewhere in this registration statement. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events.

Glossary of Exploration Terms

The following terms, when used in this registration statement, have the respective meanings specified below:

Diamond drill	A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of the long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock, which is recovered in long cylindrical sections an inch or more in diameter.
Exploration	The prospecting, trenching, mapping, sampling, geochemistry, geophysics, diamond drilling and other work involved in searching for mineral bodies.
Mineral	A naturally occurring inorganic element or compound having an orderly internal structure and characteristic chemical composition, crystal form and physical properties.
Mineralization	Rock containing an undetermined amount of minerals or metals.

Foreign Currency and Exchange Rates

Dollar costs of Blue Hawk’s property acquisition and planned exploration costs are in Canadian Dollars. For purposes of consistency and to express United States Dollars throughout this registration statement, Canadian Dollars have been converted into United States currency at the rate of US $1.00 is approximately equal to CA $1.55 or CA $1.00 is approximately equal to US $0.6452 which is the approximate average exchange rate during recent months and which is consistent with the incorporated financial statements.

DESCRIPTION OF THE BUSINESS

(a)      Business development

Blue Hawk Ventures, Inc. ("Blue Hawk") was incorporated in the State of Nevada on May 01, 2002 and established a fiscal year end of October 31. Our statutory registered agent's office is located at 101 Convention Center Drive, Suite 700, Las Vegas, Nevada 89109 and our business office is located at 12880 Railway Avenue, Unit 35, Richmond, British Columbia, Canada V7E 6G4. Our telephone number is (604) 644-5139. We have not had any bankruptcy, receivership or similar proceeding since incorporation. There have been no material reclassifications, mergers, consolidations or purchases or sales of any significant amount of assets not in the ordinary course of business since the date of incorporation. We are a start-up, exploration stage company engaged in the search for gold and related minerals. We have no property other than an option to acquire the Little Bear Lake Mineral Claims and to the date of this registration statement have spent approximately $2,250 on research and exploration. There is no assurance that a commercially viable mineral deposit, a reserve, exists in our claims or can be shown to exist until sufficient and appropriate exploration is done and a comprehensive evaluation of such work concludes economic and legal feasibility.

(b)      Business of the Issuer

On September 23, 2002, Byron G. Cox, our President and a member of the board of directors, acting as Trustee on our behalf, optioned a mineral property containing twelve (12) mineral claims located in the Lac du Bonnet area in the province of Manitoba, Canada (“Little Bear Claims” or “Claims”) by entering into an Option To Purchase And Royalty Agreement dated September 23, 2002 with Ozias Theriault, (the “Option Agreement”) the beneficial owner of the Claims, an arms-length Ontario, Canada resident, to acquire the Claims by carrying out certain exploration work and making certain expenditures on the Claims. A Trust Agreement between Blue Hawk and Mr. Cox dated August 31, 2002 (the “Trust Agreement”) was established to avoid having to pay additional fees and establish a subsidiary at this early stage of our corporate development. The Claims were originally presented to us by David Duval, an arms-length businessman, of North Vancouver, B.C. for which he receives a finder’s fee.

Under the terms of the Option Agreement, Mr. Theriault granted to Blue Hawk the sole and exclusive right and option to acquire 100 percent of the right, title and interest of Theriault in the Little Bear Claims, subject to Mr. Theriault receiving annual payments and a royalty, in accordance with the terms of the Option Agreement, as follows:
•	Blue Hawk must pay Mr. Theriault $8,400 ($13,000 in Canadian funds) on the effective date of the Agreement (paid) and a finder’s fee of 10% ($840) (CA $1,300) to Mr. David Duval of West Vancouver, B.C. (paid);
•	Blue Hawk must make payment of $6,500 (CA $10,000), as an advance against the net smelter royalty, and issue 25,000 Blue Hawk shares to Mr. Theriault on December 31, 2003 upon the completion of a phase I exploration program and submission of a satisfactory engineering report with a recommendation that a phase II exploration program be carried out on the Claims and Blue Hawk making the decision that it will proceed to a phase II exploration program;
•	Blue Hawk must make payment of $12,900 (CA $20,000) , as an advance against the net smelter royalty, and issue 25,000 Blue Hawk shares to Mr. Theriault on December 31, 2004 upon the completion of a phase II exploration program and submission of a satisfactory engineering report with a recommendation that a phase III exploration program be carried out on the Claims and Blue Hawk making the decision that it will proceed to a phase III exploration program;
•	Blue Hawk must make payment of $16,200 (CA $25,000) , as an advance against the net smelter royalty, and issue 25,000 Blue Hawk shares to Mr. Theriault on December 31, 2005 upon the completion of a phase III exploration program and submission of a satisfactory engineering report with a recommendation that a phase IV exploration program be carried out on the Claims and Blue Hawk making the decision that it will proceed to a phase IV exploration program;
•	Blue Hawk must make payment of $96,800 (CA $150,000) , as an advance against the net smelter royalty, and issue 25,000 Blue Hawk shares to Mr. Theriault on December 31, 2006 upon the completion of a phase IV exploration program and submission of a satisfactory engineering report with a recommendation that a phase V exploration program be carried out on the Claims and Blue Hawk making the decision that it will proceed to a phase V exploration program;
•	Upon exercise of the Option, Blue Hawk is required to pay to Mr. Theriault, commencing January 1, 2007, the sum of $32,300 (CA $50,000) , as an advance against the net smelter royalty, per annum for as long as Blue Hawk, or its assigns, holds any interest in the Claims and until production commences;
•	A finder’s fee of 10% of any amount of monies or shares paid to Mr. Theriault under the Agreement shall be paid to Mr. Duval on the same day and under the same stipulations and in the proportionate amount of dollars or shares as is paid to Mr. Theriault.

Regarding each of the above cash or share payments to Mr. Theriault, we must complete the phase contemplated and must decide and provide written notice to Mr. Theriault that we intend to proceed to the next phase before making the indicated payment.

Under the Option Agreement, Mr. Theriault retains a 3% net smelter royalty for all minerals mined from the Claims. “Net smelter returns” (“NSR”) refers to the net proceeds received by Blue Hawk from any smelter or other purchaser from the sale of any ores, concentrates or minerals produced from the Claims without encumbrances. The above noted payments are advances against that royalty. In the event that Blue Hawk sells or transfers its interest to a third party, that party will assume the obligations under the NSR provision of the Option Agreement.

The claims are held under a Trust Agreement by Mr. Cox on behalf of Blue Hawk. The terms of the Trust Agreement are as follows:

•	the Trustee is willing and legally capable of acting as a trustee for Blue Hawk to hold the mineral claims on behalf of Blue Hawk until such time as the initial five (5) phase exploration program is completed and Blue Hawk is properly able to evaluate the merits of owning the claims in its own name or that of a subsidiary;
•	the Agreement will terminate on:
	•	(a) December 31, 2006, unless on or before that date, Blue Hawk terminates in writing the Option To Purchase And Royalty Agreement
	•	(b) the date on which Blue Hawk incorporates a Manitoba subsidiary to hold Blue Hawk’s interest in the Claims and transfers such interest to the subsidiary.

There are no penalties for early termination of the Trust Agreement.

If the results of Phase I are unsuccessful, we will terminate the Option Agreement and will not be obligated to make the above or any subsequent payments. Similarly, if the results of any of the future phases are unsuccessful, we will terminate the Option Agreement and will not be obligated to make any subsequent payments.

To date we have not performed any work on the Claims but we have spent $2,250 (CA $3,500) on research and exploration activities such sum being paid for the preparation of the Evaluation Of The Little Bear Property by Mr. David J. Busch, B.Sc. (hons) P. Geo. dated November 08, 2002 (the “Report”). It is our intention to engage the services of Mr. David J. Busch, P. Geo. to perform the required Phase I work on the Claims but no agreement has been entered into.

Mr. Busch is a registered Professional Geoscientist in good standing in the Association of Professional Engineers and Geoscientists of Manitoba, Canada. He is a graduate of Lakehead University with a Bachelor of Arts Degree (1970) and a Bachelor of Science (honours) degree in geology in 1974. He has practiced his profession as a Consulting Exploration Geologist for the past twenty (20) years.

A mineral claim is generally described to be that portion of the public mineral lands which a miner, for exploration purposes, takes and holds in accordance with local mining laws but is also described to mean a parcel of land which might contain precious metals in the soil or rock. The Little Bear Claims consist of twelve (12) mineral claims which in total cover an area of approximately 1,600 hectares (3,954 acres).

The Claims were originally staked at various times in 1994 and 1995 by Mr. Theriault who holds the mineral rights to the Claims which thereby gives him or his designated agent, the right to explore for, mine and recover all of the minerals contained within the surface boundaries of the lease continued vertically downward. In the event Mr. Theriault were to grant another deed which is subsequently registered prior to our deed, the third party would obtain good title and we would have nothing.

Mr. Theriault has granted an option to Blue Hawk to allow Blue Hawk to explore, mine and recover any minerals on the Claims. As with the preceding, if Mr. Theriault were to grant an option to another party, that party would be able to enter the Claims, carry out certain work commitments and earn right and title to the Claims; we would have little recourse as we would be harmed, would not own any Claims and would have to cease business operations. However, in either event, Mr. Theriault would be liable to us for monetary damages for breach of the Option Agreement. The extent of that liability would be for our out of pocket costs for expenditures on the Claims, if any, in addition to any lost opportunity costs if the Claims proved to be of value in the future.

Under Manitoba law, if the ownership of the Claims were to be passed to us and the deed of ownership were to be recorded in our name, we would have to pay a minimum fee of $650 (CA $1,000) and file other documents since we are a foreign company in Canada. We would also be required to form a Manitoba company that contains a board of directors, the majority of which would have to be Manitoba residents and obtain audited financial statements for that company. We have decided that if gold is discovered on the Claims and it appears that it might be economical to remove the gold, we will record the deed of ownership, pay the additional tax and file as a foreign Company or establish a corporate subsidiary in Manitoba. The decision to record or not record is solely within our province.

All Canadian lands and minerals which have not been granted to private persons are owned by either the federal or provincial governments in the name of Her Majesty. Ungranted minerals are commonly known as Crown minerals. Ownership rights to Crown minerals are vested by the Canadian Constitution in the province where the minerals are located. In the case of the Claims we have under option, that is the province of Manitoba.

In the 19th century the practice of reserving the minerals from fee simple Crown grants was established. The legislation ensures that minerals are reserved from Crown land dispositions. The result is that the Crown is the largest mineral owner in Canada, both as fee simple owner of crown lands and through mineral reservations in Crown grants. Most privately held mineral titles are acquired directly from the Crown. The Claims we have under option are one such acquisition. Accordingly, fee simple title to our optioned Claims resides with the Crown. Our optioned claims are mining leases issued pursuant to the Manitoba Mines and Minerals Act. The lessee has exclusive rights to explore, mine and recover all of the minerals contained within the surface boundaries of the lease continued vertically downward.

The Claims are unencumbered and there are no competitive conditions which affect the Claims. There are no parks or developments that would interfere with the exploration for or exploitation of any mineral deposits that might be located on the Claims. There are no disputes as to title or liens registered on the Claims. Further, there is no insurance covering the Claims but we believe that no insurance is necessary since the Claims are unimproved and contain no buildings or improvements.

Our optioned Claims consist of twelve claims which total approximately 1,600 hectares (3,954 acres). The Claims were selected for acquisition due to their cost, previously recorded exploration work, and because the Claims are not located in an environmentally sensitive region. A full description of the Claims, their names and Claim Numbers, recorded holder, size and expiry dates can be found under “Description of Property” (Location and Property Description) of this registration statement.

Documentation on the status of the claims comprising the properties was obtained from the Manitoba government web site www.gov.mb.ca/itm/mrd/geo/gis/gis-index2.html.) This website contains a detailed description of the rock formation and mineralization of all staked lands in Manitoba. The website database contains a detailed description of the rock formation, mineralization and ownership of all staked lands in Manitoba.

To keep the Claims in good standing, we must begin exploration on or before October 12, 2003 or pay $8.00 (CA $12.50) per hectare to prevent the Claims from reverting to the Crown.

It is our intention to incorporate a Canadian subsidiary company and record the deed of ownership in the name of our subsidiary only if gold is discovered on the Claims and it appears that it would be economically viable to commercially mine the Claims.

Blue Hawk is an exploration stage company. There is no assurance that commercially viable mineral deposits exist on the Claims that we have under option. Further exploration will be required before a final evaluation as to the economic and legal feasibility of the Claims is determined.

None of the directors or officers has professional or technical accreditation in the exploration, development or operations of metal mines. During the past year, Mr. Cox has spent approximately 15% of his time (approximately 9 hours per week) on the affairs of Blue Hawk and Mr. Doutaz has spent approximately 5% of his time (approximately 3 hours per week) on the affairs of our company. Those ratios and hours are expected to continue at that same level into the foreseeable future.

Competitive Factors

The gold mining industry is highly fragmented. We are competing with many other exploration companies looking for gold. We are among the smallest exploration companies in existence and are an infinitely small participant in the gold exploration business which is the foundation of the founding and early stage exploration and development of the mining industry. While we generally compete with other exploration companies, there is no competition for the exploration or removal of minerals from our optioned Claims. Readily available gold markets exist in Canada and around the world for the sale of gold. Therefore, we will likely be able to sell any gold that we are able to recover.

Regulations

Our mineral exploration program is subject to the Manitoba Mines And Minerals Act and Regulations. This act sets forth rules for:
•	locating claims;
•	posting claims;
•	working claims; and
•	reporting work performed

The Mines And Minerals Act tells us how and where we can explore for minerals. We must comply with these laws in order to operate our business. The purpose of the law is to assist persons who wish to explore for minerals in Manitoba to understand the process whereby exploration activities are permitted and regulated. The laws and regulations establish province wide standards for mineral exploration and development activities and also manage and administer exploration and development activities to ensure maximum extraction with a minimum of environmental disturbance. The law does not apply to certain exploration work we will be conducting in Phase I; specifically, work that does not involve mechanical disturbance of the surface including:
•	prospecting using hand-held tools;
•	geological and geochemical surveying;
•	airborne geophysical surveying (e.g. electro-magnetic (EM) surveys);
•	hand-trenching without the use of explosives; and
•	the establishment of grid lines that do not require the felling of trees.

Exploration activities that we intend to carry out in Phase II which are subject to the provisions of the laws are as follows:
•	drilling, trenching and excavating using machinery;
•	disturbance of the ground by mechanical means; and
•	blasting.

Compliance with these rules and regulations will require us to meet the minimum annual work requirements. Also, prior to proceeding with any exploration work subject to the Act we must apply for a notice of work permit and submit the work program for review. In this notice we will be required to set out the location, nature, extent and duration of the proposed exploration activities. This notice outlining the proposed work program is submitted to the Manitoba Department of Natural Resources in Lac Du Bonnet. There is no fee for the permit. The Department will review the application and will either accept it as presented or make certain stipulations they believe to be necessary; e.g. no heavy equipment or road building or tampering with water. We believe that the plan as contained in this registration statement will be accepted and an exploration permit will be issued within the usual two or three days. The exploration permit is the only permit or license we will need to explore for gold on our optioned Claims.

At the date of this registration statement, no permit has been granted and we have not applied for any permits or approvals. Prior to the planned commencement of the Phase I work program, application will be made for the required notice of work permit. The permit application process is largely an administrative act that does not involve a review of the merits of the application. It is generally completed within a few days of application.

Compliance with these rules and regulations will not affect our activities.

Environmental Law

We are also subject to the Health, Safety and Reclamation Code for Mines in Manitoba. This code deals with environmental matters relating to the exploration and development of mining properties. Its goals are to protect the environment through a series of regulations affecting:
•	health and safety;
•	archaeological sites; and
•	exploration access.

We are responsible to provide a safe working environment, to not disrupt archaeological sites and to conduct our activities to prevent unnecessary damage to the Claims.

We anticipate no discharge of water into active streams, creeks, rivers, lakes or any other body of water regulated by environmental law or regulation. No endangered species will be disturbed. Restoration of the disturbed land will be completed according to law. All holes, pits and trenches will be recovered prior to retreating from the Claims. No costs are anticipated in order to comply with any environmental laws.

As the planned Phase I work program involves minimal disturbance of the environment at this early stage of the exploration, we do not anticipate facing any costs nor expect to face problems complying with the environmental regulations. In addition, all of the equipment to be employed on the project will be in compliance with environmental standards used and accepted by the industry and all of the employees on the site will have significant experience in the outdoors and will be cognizant of their responsibilities to the environment.

We are in compliance with the foregoing regulations and will continue to comply in the future. We believe that compliance with the act will not adversely affect our business operations in the future.

Employees

Initially, we intend to use the services of subcontractors for manual labour exploration work on our properties and Mr. David J. Busch to manage the exploration program as outlined in his Report. Our only employees will be Byron G. Cox and Brian C. Doutaz, both senior officers and directors. Mr. Busch is not a consultant to Blue Hawk, rather he is the author of the Report. However, it is our intention to enter into agreement to retain the services of Mr. Busch prior to commencement of the work program outlined in his Report.

We intend to hire geologists, engineers and excavation subcontractors on an as needed basis. We have not entered into negotiations or contracts with any of them although it is our intention to retain Mr. Busch as senior geological consultant. We do not intend to initiate negotiations or hire anyone until the summer of 2003.

At present, we have no employees, other than Messrs. Cox and Doutaz, our officers and directors. Messrs. Cox and Doutaz do not have employment agreements with us. We presently do not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt such plans in the future. There are presently no personal benefits available to any employees.

Offices

Our offices are located at 12880 Railway Avenue, Unit 35, Richmond, B.C. Canada V7E 6G4. Currently, these facilities are provided to us by Brian Doutaz, one of our directors and our Vice President, without charge, but such arrangement may be cancelled at anytime without notice. As our business activities continue, we anticipate that we will be required to pay a pro rata share of the rent incurred for the facilities that we occupy. Specific direct expenses incurred such as telephone and secretarial services will be charged back to Blue Hawk at cost on a periodic basis.

(c)       Reports to Securityholders

As a result of filing this registration statement, Blue Hawk is obligated to file with the Securities and Exchange Commission certain interim and periodic reports including an annual report containing audited financial statements. Blue Hawk intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act. Blue Hawk will voluntarily send an annual report, including audited financial statements, to its shareholders.

In addition, Blue Hawk will file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. The public may read and copy materials we file with the SEC at the SEC's Public Reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the website is http://www.sec.gov.

MANAGEMENT’S DISCUSSION AND ANALYSIS

(a)      Risk Factors

At present we do not know whether or not the Claims contain commercially exploitable reserves of gold or any other valuable mineral. Additionally, the proposed expenditures to be made by us in the exploration of the Claims may not result in the discovery of commercial quantities of ore. Problems such as unusual or unexpected formations and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts. In such a case, we would be unable to complete our business plan.

Currently we have sufficient financial resources to complete the first phase of our proposed exploration plan. However, in order to complete all phases of our proposed exploration program we will need to raise additional funding. Even if the first phase of our exploration program is successful there is no guarantee that we will be able to raise any additional capital in order to finance the second or third phases. Should we be unable to raise additional funding to complete the second and third phases of our exploration plan, we would have to cease business operations.

Finally, even if our exploration program is successful we may not be able to obtain commercial production. If our exploration program is successful and commercial quantities of ore are discovered we will require significant amounts additional funds to place the Claims into commercial production. Should we be unable to raise additional funds to put the Claims into production we would be unable to see the Claims evolve into an operating mine and we would have to cease business operations.

(b)     Plan of operation

Blue Hawk believes it can satisfy its cash requirements through the fiscal year end of October 31, 2003, from a private placement of $82,515 received during June of 2002 and a Manitoba governmental mining subsidy – a refund of 20% of allowable expenditures in exploration or mining in the province although we have not included any refund in our budgeting process as the amount is indeterminate at this time. As of January 31, 2003, the end of the most recent quarter, we had $51,533 (October 31, 2002 - $61,872) in unallocated working capital.

For fiscal November 01, 2002 to October 31, 2003, we will concentrate our efforts on the planned Phase I exploration program on the Little Bear Claims. If Phase I of the exploration program is successful, we will shift activities to prepare for proceeding with Phase II in the summer of 2004. Following industry trends and demands, we are also considering the acquisition of other properties to conduct exploration works for gold. In either situation, a new public offering might be needed and completed during that period.

We do not expect any changes or more hiring of employees since contracts are given to consultants and sub-contractor specialists in specific fields of expertise for the exploration works.

(c)      Management's discussion, analysis of financial condition and results of operations

Blue Hawk is a start-up exploration stage company engaged in the search for gold and related minerals. We have not yet generated or realized any revenues from our business operations. There is no assurance that a commercially viable mineral deposit, a reserve, exists in our claims or can be shown to exist until sufficient and appropriate exploration is done and a comprehensive evaluation of such work concludes economic and legal feasibility.

Our auditors have issued a going concern opinion. This means that our auditors believe there is doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin removing and selling minerals. Accordingly, we must raise cash from sources other than the sale of minerals found on our optioned Claims. Our only other source for cash at this time is investments by others in our company. We must raise cash in order to implement our project and stay in business.

At the present time, we have not made any arrangements to raise additional cash. If we need additional cash and can't raise it we will either have to suspend business operations until we do raise the cash, or cease operating entirely.

We do not expect to purchase or sell any plant or significant equipment. We intend to lease or rent any equipment, such as a diamond drill machine, that we will need in order to carry out our exploration operations. We do not expect a change in our number of employees.

Over the next twelve months, we intend to complete the first phase of the exploration plan on the optioned Claims. The option to the Claims was obtained through an Option Agreement with Ozias Theriault at a cost of $9,250 (CA $14,300) which included a Finder’s Fee of 10% ($850 (CA $1,300)) and the expenditure of $2,250 (CA $3,500) in producing the Report. Mr. Cox is acting as trustee under a Trust Agreement for the holding of the Claims. Under Manitoba law, title to Manitoba mining claims can only be held by Manitoba residents. In the case of corporations, title must be held by a Manitoba company. In order to comply with the law we would immediately have to incorporate a Manitoba wholly owned subsidiary company and obtain audited financial statements. We believe those costs would not be in the best interests of Blue Hawk at this time. In the event that we find mineralized material and the mineralized material can be economically extracted, we will form a wholly owned Manitoba subsidiary company and the title will be conveyed to that subsidiary. Should Ozias Theriault transfer title to another person and such deed is recorded before we record our documents, that other person will have superior rights and title and we will have none. If that event occurs, we will have to cease or suspend business operations. However, Mr. Theriault would be liable to us for monetary damages for breaching the terms of the Option Agreement with us. To date we have not performed any work on the Claims.

If our initial exploration efforts are successful, we intend to proceed with longer term exploration of the Claims. We may acquire additional mineral properties during the next twelve months if we are able to do so.

Phase I of our plan of activities involves examination of the Claims through the collection and analysis of till samples and the production of a database of previous work completed on the site of the Claims as well as adjacent areas. Till is generally described as rock materials carried or deposited by glaciers. Till samples simply involve the gathering of a certain volume or weight of surficial clay, sand, gravel and rocks and then having the mineral components of those samples chemically analyzed for composition. Phase I may take up to 3 months in total, including preparation of a report on the work completed with further recommendations and will cost approximately $23,000 (CA $35,750) based on the Report by David J. Busch which amount is a reflection of local costs for the specified type of work. We have not commenced Phase I. We have sufficient funds on hand to cover the costs of the first phase of the exploration plan.

Phase II will be directed towards a continuation of the exploration and prospecting program and will include 2,000 feet of diamond drilling. A diamond drill is a drilling machine with a rotating, hollow, diamond studded bit that cuts a circular core which can be recovered in lengths to provide a continuous sample of the column of rock penetrated. The core is then split in half, crushed and analyzed for the various minerals it may contain. It is anticipated that some additional geological mapping (a map upon which the known or observed geological information is plotted – it may show folds, faults, minerals deposits and so on as well as a distribution of the adjacent formations), prospecting and some geochemical sampling will take place as the drilling progresses. Geochemistry is the study of the relative and absolute occurrences of various elements and their atomic species in the earth’s crust. It can be defined very broadly to include all the parts of the study of geology that involve chemical changes or it may be focussed on the distribution of the elements. Here we are interested in determining what the broad chemical makeup of the earth looks like and what changes have taken place over geologic time. The second phase may take up to three months to complete and will have an estimated cost of $48,300 (CA $74,800), again based on An Evaluation Of The Little Bear Property by David J. Busch and is a reflection of local costs for the specified type of work.

The Option Agreement calls for a payment to Mr. Theriault in the sum of $6,500 (CA $10,000) on December 31, 2003. If the Phase I work program is favourable, additional funding will be required in order to satisfy this and other cash demands on Blue Hawk. It is our intention to fund these requirements through additional equity offerings, private placements or loans. In the event we are not able to complete the required funding we will have to suspend business operations. In any event, until the results of Phase I are known we are not in a position to know whether we will carry on with Phase II. If the results of Phase I are unsuccessful, we will terminate the Option Agreement and will have no further obligations under the Agreement. Similarly, if the results of

Phase II are unsuccessful, we will terminate the Option Agreement and will not be obligated to make any subsequent payments.

We have limited cash reserves which as of January 31, 2003 totalled $53,983 (October 31, 2002 - $64,122) (including a reserve for payables). Until we actually commence Phase I exploration, our monthly cash requirements are minimal. Current working capital can adequately satisfy our cash requirement for the next twelve months.

We will not move on to a subsequent phase of the exploration program until the phase we are working on is completed and the evaluation has been rendered. We will determine when that occurs.

We expect to start exploration in the Summer of 2003.

Results of Operations

From Inception on May 01, 2002 to the date of this registration statement:

We have had no activities or operations.

On September 23, 2002, we obtained an option to acquire our first property and will commence the research and exploration stage of our work on that property in the late Spring or early Summer of 2003.

Since inception, we have used our common stock to raise money for our optioned acquisition, for corporate expenses and to repay outstanding indebtedness. Net cash provided by financing activities from inception on May 01, 2002 to January 31, 2003 was $82,515 ($82,515 - October 31, 2002), as a result of proceeds received from sales of our common stock.

Between May 01, 2002 and January 31, 2003 we expended a total of $36,838 ($21,303 - October 31, 2002) for business activities. This included $17,511 ($4,530 - October 31, 2002) in professional fees and services, $4,611 ($2,407 - October 31, 2002) for office and miscellaneous costs, $1,100 ($750 – October 31, 2002) in contributed rent and administrative supplies and $4,500 ($4,500 – October 31, 2002) in organizational expenses and related. We also incurred $9,116 ($9,116 – October 31, 2002) in mineral interest acquisition costs. During the same period we realized an interest income of $199 ($151 – October 31, 2002) which resulted in a net loss of $36,639 ($21,152 – October 31, 2002).

Liquidity and Capital Resources

As of the date of this registration statement, we have yet to generate any revenues from our business operations.

We issued 5,000,000 shares of common stock through a Section 4(2) offering in May 2002 for cash consideration of $500 and the settlement of an invoice for organizational expenses and services rendered in the amount of $4,500.

We issued 5,000,000 shares of common stock through a Rule 504D / Regulation S offering in May, 2002 for cash consideration of $5,000.

We issued 513,435 shares of common stock through a Rule 504D / Regulation S offering in May and June, 2002 for cash consideration of $77,015.

As of January 31, 2003, our total assets amounted to $53,983 ($68.903 - October 31, 2002) and our total liabilities were $2,450 ($2,250 - October 31, 2002). Working capital stood at $51,533 ($61,872 - October 31, 2002).

For the year ended October 31, 2002, the net loss was $21,152 ($0.0021 per share). The loss per share was based on a weighted average of 10,183,458 common shares outstanding. For the quarter ended January 31, 2003, the cumulative net loss from inception was $36,639 and the loss per share for the entire period was $0.0034 per share based on a weighted average of 10,513,435 common shares outstanding.

The costs estimates for each phase of the exploration program are based on the Report by David J. Busch and are reflections of local costs for the specified type of work. Initially, these plans call for the completion only of Phase I of the recommended work program for which we have sufficient funds on hand. If Phase I is not successful, we will terminate the Option on the Claims, cease exploration and liquidate our company. If Phase I is successful we would then proceed to Phase II at an estimated cost of $48,300 (CA $74,800), also based on the recommendations of Mr. Busch’s Report, which costs are again a reflection of local costs for the type of work program planned. We will proceed to Phase II only if we are also successful in being able to secure the capital funding required to complete Phase II. Similarly, if Phase II is not successful, we will terminate the Option on the Claims and cease operations of the business. Therefore, we may spend as much as $71,300 (CA $108,550) provided that results at the completion of each of Phases I and II are favourable, decisions are made to proceed to the next phase and financing is available to complete both phases of the work program.

If we decide to proceed to Phase II and if it turns out that we have not raised enough money to complete our secondary exploration program, we will try to raise additional funds from a second public offering, a private placement, loans or the establishment of a joint venture whereby a third party would pay the costs associated with the Phase II and we would retain a carried interest. At the present time, we have not made any plans to raise additional money and there is no assurance that we would be able to raise additional money in the future. If we need additional money and can't raise it, we will have to suspend or cease business operations.

If we are successful in obtaining favourable results from both Phases I and II, it will be necessary to make plans for the further exploration of the Claims and to provide for the annual payments required under the Option Agreement. If we are successful, we will try to raise additional funds from a second public offering, a private placement or loans, joint venture with a third party, partnerships or other means. At the present time, we have not made any plans to raise additional money and there is no assurance that we would be able to raise additional money in the future. If we need additional money and can't raise it, we will have to suspend or cease business operations.”

DESCRIPTION OF THE PROPERTY

The mineral claims optioned by Blue Hawk are located near Lac Du Bonnet, Manitoba, Canada and are held under option from Mr. Ozias Theriault. The Claims consist of 12 claim blocks and covers 1,600 hectares (3,954 acres). The author of the Report, David J. Busch, P. Geo., concludes that the Claims have untested potential to host gold deposits and recommends that an exploration program be undertaken to systematically evaluate the Claims to identify and test targets for gold mineralization.

Blue Hawk acquired an option from the claim holder Mr. Ozias Theriault of Geraldton, Ontario, Canada to purchase a 100% interest in the Claims subject to total cash payments over a five year period of $140,700 (CA $218,000) and the issuance of 100,000 Blue Hawk shares plus a finder’s fee payable to Mr. David Duval of North Vancouver, B.C. of 10% of the monetary or share consideration paid to Mr. Theriault. In addition, Mr. Theriault retains a 3% net smelter royalty. After January 1, 2007 payments of $32,300 (CA $50,000) per year are to be made as advance royalties to the claim holder so long as Blue Hawk retains any interest in the Claims. The detailed terms of this option are contained in two agreements both dated Sept. 23, 2002. The first is an Option Agreement between Ozias Theriault and Byron G. Cox and the second is a Trust Agreement between Blue Hawk and Byron G. Cox.

Net smelter returns refers to the net proceeds received by Blue Hawk from any smelter or other purchaser from the sale of any ores, concentrates or minerals produced from the Claims without encumbrances. The noted payments are advances against that royalty. In the event that Blue Hawk sells or transfers its interest to a third party, that party will assume the obligations under the NSR provision of the Option Agreement.

Location and Property Description

The general project location is shown in the figure above. The Claims are located on NTS 1:50,000 sheet 52L12 in the Lac du Bonnet area in the province of Manitoba. The property consists of 12 contiguous, unpatented claim blocks covering 1,600 hectares (3,954 acres). The individual claim details are shown in the following table:

CLAIM NAME	CLAIM NUMBER	RECORDED HOLDER	EXPIRY DATE DD/MM/YY *	AREA HECTARES	AREA ACRES
Meagan 2	MB 2823	Ozias Theriault	20/11/2003	32	79
Iris 1	MB 2021	Ozias Theriault	07/03/2004	128	316
Iris 7	MB 2819	Ozias Theriault	17/10/2003	144	356

Iris 2	MB 2020	Ozias Theriault	07/03/2004	224	554
Megan 1	MB 2822	Ozias Theriault	20/11/2003	32	79
Iris 8	MB 2818	Ozias Theriault	17/10/2003	96	237
Megan 8	MB 2821	Ozias Theriault	17/10/2003	160	395
Iris 4	MB 3189	Ozias Theriault	12/10/2003	224	554
Viola 1	MB 2824	Ozias Theriault	20/11/2003	32	79
Iris 3	W 53618	Ozias Theriault	23/12/2003	144	356
Iris 6	MB 3191	Ozias Theriault	12/10/2003	128	316
Iris 5	MB 3190	Ozias Theriault	12/10/2003	256	633
		TOTAL (Hectares / Acres)		1600	3954

*	The expiry date of the lease on the Claims will be extended by at least one year through the performance of the planned Phase I of the projected two phase exploration program. By completing work on the Claims an automatic extension of the expiry date is achieved.

There are no parks or developments that would interfere with exploration for or exploitation of any mineral deposits that might be located on the Claims. There are no disputes as to title or liens registered on the Claims.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Claims are located 40 road miles northeast of the town of Lac du Bonnet in the province of Manitoba which is approximately 70 road miles northeast of the major city of Winnipeg. The town of Lac du Bonnet offers full amenities and infrastructure. The Claims can be accessed from provincially maintained highway 314 and unmaintained gravel haul roads that have been established to the north part of the Claims by logging activities. The unmaintained haul roads cover a distance of 6 miles to the Claims. These roads would require some upkeep to be usable during the summer months. The Claims can also be accessed by float or ski equipped plane from Lac du Bonnet.

The property is relatively flat with a mean elevation of 1300 feet above sea level. Most of the area has a relief of less than 100 feet. Bedrock is well exposed on most ridges. Gullies, draws and major drainage basins are drift covered. Poplar, balsam, spruce, pine and birch are the dominant tree species. A 1983 forest fire burned most of the higher ground leaving the ridges largely bare.

The climate is typical mid latitude continental. Field work is possible year round with access restricted during winter freeze-up and spring thaw.

Exploration History

Exploration on the property has been intermittent since 1924 when gold was first reported on the property. Early exploration efforts involved prospecting and stripping. Exploration efforts since 1980 have included ground and airborne geophysics (measurement of certain characteristics of the earth from the air such as magnetic changes in the rock) as well as prospecting. Prospecting generally includes all activities related to seeking out minerals in the earth’s surface such as we will be doing by collecting rock and soil samples and having these samples analyzed for mineral content. The airborne magnetic – electromagnetic survey completed for Cordial Resources Ltd in 1997 provides high quality total field and vertical gradient magnetic data for the entire Claim block.

Geological Setting

The Claims are located within the Maskwa pluton in the Winnipeg River Plutonic terrane.

Rocks flanking the Winnipeg River Terrane consist of ancient gneissic (metamorphic rock type) and volcanic terrains. The gneissic rocks are believed to represent sedimentary rocks that have undergone intense metamorphism. These rocks are considerably younger at 2.7 to 3.0 billion years before present. Rock s are generally described and defined by the age in which they were laid down – Pre-Cambrian and so on through the ages of the earth’s life.

The Claims lie near the centre of the Maskwa pluton. A pluton is a body of igneous rock that has formed beneath the surface of the earth by consolidation from magma. This particular pluton has two dominant phases, an early coarse grained granodiorite (containing quartz, a prime indicator of gold bearing rock) and a later coarse grained granite, an extremely hard rock formation which also contains quartz. All rocks on the Claims are of greenshist metamorphic type.

Several linear zones of shearing trend across the Claims. These zones include deformed porphyritic granite and mafic dike material and mafic inclusions. In general igneous rocks have a reddish coloration in proximity to the shear structures.

Mineralization on Little Bear Claims

There has been no known mineral production from the Little Bear Claims. All mineralized zones found to date are primarily gold showings associated with vein material in shears. Sulfides, primarily pyrite with lessor pyrrhotite, chalcopyrite, sphalerite and galena and arsenopyrite have been reported in modest amounts in various veins and locally in the wall rock to veins. Veins are commonly reported to follow sheared contacts between granite and lamprophyre or mafic dikes. These are all indicators of gold bearing mineralization.

The Springer Lake Fault zone is up to 2500 feet wide at the western end and extends for a length of 3 miles across the Claims. The Springer Lake Fault zone is evident on the magnetic survey as a trend of lower magnetic values and low magnetic relief bounded by higher magnetic values and greater magnetic relief.

Work on Property by Blue Hawk

Blue Hawk has not carried out any exploration on the Claims since acquiring the option.

Our Proposed Exploration Program – Plan of Operation

The Report concluded that:
•	The property appears as if it may host a number of gold bearing veins that have been only partially explored.
•	Any gold bearing veins would be within a large shear / alteration system referred to as the Springer Lake Fault zone. This fault zone is up to one half mile wide and 3 miles long on the Claims.
•	The most effective exploration approach in finding gold bearing zones has been prospecting. Prospecting is limited to areas where rock actually outcrops. The challenge has been to apply an exploration technique to effectively evaluate the Claims regardless of outcropping.

•	Till sampling with gold grain counts and descriptions would effectively emulate prospecting and provide a means of identifying and ranking the most prospective gold settings on the Claims including areas of no outcrop. A review of till data from government sources would indicate that till cover is sufficient to make such a survey highly effective.
•	Existing airborne and ground geophysical surveys are useful in providing a framework to guide exploration but do not provide targets directly. The total field and vertical gradient data is particularly useful. The electromagnetic data appears related to surficial gravel and clay deposits and is not particularly useful.

Based on the above conclusions, there is a possibility that gold deposits may exist on the Little Bear Claims. This potential warrants the following recommendations:
•	An initial screening of the Claims with till sampling. An idealized sample density of one sample per 25 acres would adequately screen the area and identify targets with gold potential. This sample density would require approximately 150 samples. Till samples (with coarse fraction removed in the field) should weigh approximately 12 kilograms and be submitted for gold grain counts of the heavy mineral fraction. This work can be completed using a Global Positioning System (GPS) for control. No grid is needed.
•	All existing data should be digitized and maintained in a Global Information System (GIS) database. All data acquired in the future should be of a standard to be entered into the digital database format.

•	Target areas developed from the initial till survey should be further screened by prospecting, more detailed till sampling or Mobil Metal Ion soil sampling as necessary. Sampling density may be sufficient to identify drill testable targets directly. This work is assigned to Phase II of the cost estimates.
•	Should targets of interest be generated from the above work testing by diamond drilling should be undertaken in Phase II.

Our business plan is to proceed with initial exploration of the Little Bear Claims to determine if there are targets of long term interest that may bear further evaluation to determine if gold may exist on the Claims. The Report recommends an initial two phase exploration program to properly evaluate the potential of the Claims. We must conduct exploration to determine what minerals, if any, exist on our optioned properties and if any minerals which may be found can be economically extracted and profitably processed.

We anticipate that Phase 1 of the recommended geological exploration program will cost approximately $23,000 (CA $35,750), based on the Report and is a reflection of local costs for the specified type of work.

It is our intention to retain the services of Mr. Busch to complete the first phase of the work program prior to commencement of the exploration program. It is our intention to carry out the work in Summer of 2003. We will assess the results of this program upon receipt of Mr. Busch’s Report. The cost estimates for this and other phases of the work program are based on Mr. Busch’s recommendations and reflect local costs for this type of work.

We do not claim to have any ores or reserves whatsoever at this time on our optioned Claims.

Phase I will begin by taking approximately 150 till samples from the Claims and will allow for digitization and GIS referencing of all existing data on the Claims. This will entail taking till samples from the Claims to a laboratory where a determination of the elemental make up of the sample and the exact concentrations of gold and other minerals will be made. We will then compare the relative concentrations of minerals in the samples so the results from different samples can be compared in a more precise manner and plotted on a map to evaluate their significance. The Global Information System (GIS) referencing system will entail the production of a database whereby all previous known work on the Claims (based on information filed with public information bodies such as the department of Natural Resources in Manitoba) is entered into a computer matrix and correlated based on map coordinates. The results of Phase I testing will be entered at a later date and will also be correlated to historical data which may allow for certain conclusions as to the best targets and areas to explore on future work programs, i.e. those targets that give the better chances of finding gold in deposit.

These surveys may require up to one week for the base work and an additional two to three months for analysis and the preparation of a report on the work accomplished along with an evaluation of that work and will bear an estimated total cost of $23,000 (CA $35,750) based on the Report which amounts are a reflection of local costs for the specified type of work. This cost is made up of wages and fees, geological and geochemical supplies, assaying, camp equipment, operation costs and the digitizing of all existing historical data to be maintained in a GIS database. It is our intention to carry the work out in the summer of 2003.

Phase II will not be carried out until the summer of 2004 and will be contingent upon favourable results from Phase I and any specific recommendations of Mr. Busch. It will be directed towards the follow-up of targets determined from Phase I and an anticipated 2,000 feet of diamond drilling as well as well as some new prospecting based on targets determined from Phase I. Phase II may require up to three weeks of field work and will cost approximately $48,300 (CA $74,800) comprised of wages, fees and camp operations, diamond drilling, assays and related. The cost estimate is based on the Report and is a reflection of local costs for the specified type of work. A further three months may be required for analysis and the preparation of a report and evaluation on the work accomplished.

The Report calls for approximately 2,000 feet of diamond drilling in Phase II which is an essential component of exploration and aids in the delineation and definition of any findings . The geophysical work gives a general understanding of the location and extent of potential mineralization at depths that are unreachable by surface excavations and provides a target for more extensive trenching and core drilling. We expect the costs of the geophysical work and the diamond drilling to be to be approximately $33,600 (CA $52,000). Trenching and other work done in previously recorded exploration programs we may be able to obtain access to along with the results of Phase I will be the guide for the locations of the diamond drilling program. In addition, new prospecting and a follow-up on till samples obtained in Phase I will be carried out at a cost of $6,500 (CA $10,000).

We have contemplated a third phase of exploration which would continue the diamond drill program if results from the Phase II program remain positive. Cost of the third phase of exploration is indeterminate at this time and will be based on an evaluation of the work completed in Phases I and II and further recommendations. It is our intention to have Mr. Busch conduct both currently programmed phases of the exploration program.

Although it may appear that Phase II merely continues Phase I, such is not entirely the case. The work is phased in such a manner as to allow decision points to ensure that future work has a value and will provide better or additional information as to the viability of the Claims. By utilizing a multi-phase work program, at the end of each phase a decision can be made as to whether the phase has provided the necessary information to increase the viability of the project. If the information obtained as a result of any phase indicates that there is no increased probability of having an economically viable project at the end of the project, a determination would be made that the work should cease at that point. This is a standard procedure in the industry prior to the commitment of additional funding to move a project forward to the next phase of exploration and/or exploitation.

Initially, we do not intend to interest other companies in the Claims if we find mineralized materials. We intend to try to explore the Claims ourselves through the first two phases of the planned work program. However, should the need arise we are open to the raising of sufficient capital to complete the work program by whatever means become available at that time. If that were to mean engaging in a working partnership to secure the required capital, we would likely do so if it were in the best interests of the project and Blue Hawk.

Costs associated with the above recommendations are estimated below in Canadian Dollars:
Phase I – Target Identification
Till sampling	150 sites	$90/ sample	CA $13,500.00
		Analytical $50/sample	$7,500.00
		Sample shipping	$2,500.00
Documentation and interpretation of till sampling			$2,000.00
Digitizing and GIS referencing of existing data			$7,000.00
		Total	$32,500.00
		Administration 10%	$3,250.00
		(Approx. US $23,000.00) CA $35,750.00

Phase II - Initial Target Evaluation (Contingent on Positive Results from Phase I)
Follow-up of till targets from Phase I; MMI / Prospecting		CA $ 10,000.00
New Prospecting		6,000.00
Diamond drilling	2000 feet at $26/foot	$52,000.00
	Total	$68,000.00
NOTE: Drilling cost per foot includes, mob, demob, drilling, logging, analysis and report.	Administration 10%	$6,800.00
	(Approx. US $48,300.00) CA $74,800.00

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS & MANAGEMENT

(a)      Security ownership of certain beneficial owners

The following table sets forth, as of the date of this registration statement, the total number of shares owned beneficially by each of our directors, officers and key employees, individually and as a group, and the present owners of 5% or more of our total outstanding shares. The stockholder listed below has direct ownership of his shares and possesses sole voting and dispositive power with respect to the shares.

Title of Class	Name and Address of Beneficial Owner [1] [2]	Amount & Nature of Beneficial Ownership [3]	Percentage of Class
Common Stock	Byron G. Cox 595 Hornby St., Suite. 600 Vancouver, B.C. V6C 1A4	5,000,000 Beneficial Owner	47.56%
All Officers, Directors and key employees as a Group		5,000,000	47.56%

[1	]	The persons named above may be deemed to be a "parent" and "promoter" of our company, within the meaning of such terms under the Securities Act of 1933, as amended, by virtue of his direct and indirect stock holdings. Messrs. Cox and Doutaz are the only "promoters" of our company.
[2	]	As of January 31, 2003.
[3	]	The person named above does not have any specified rights to acquire, within sixty (60) days of the date of this registration statement any options, warrants or rights and no conversion privileges or other similar obligations exist.

(b)      Security ownership of management

The following table sets forth the names and addresses of each of our directors and officers, their principal occupations and their respective date of commencement of their term with Blue Hawk. All directors and officers hold office until our next Annual General Meeting of Shareholders or until a successor is appointed.

Title of Class	Name and Address of Beneficial Owner [1] [2]	Amount & Nature of Beneficial Ownership [3]	Percentage of Class
Common Stock	Byron G. Cox 595 Hornby St., Suite. 600 Vancouver, B.C. V6C 1A4 Director since May 02, 2002 Communications Consultant	5,000,000	47.56%
	Brian C. Doutaz 12880 Railway Ave., Unit 35 Richmond, B.C. V7E 6G4 Director since May 02, 2002 Management consultant	0	0.00%
All Officers and Directors as a Group		5,000,000	47.56%

[1	]	As of January 31, 2003
[2	]	The person named above does not have any specified rights to acquire, within sixty (60) days of the date of this registration statement any options, warrants or rights and no conversion privileges or other similar obligations exist.
[3	]	Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the date hereof based upon information furnished to Blue Hawk by individual directors and officers. All such shares are held directly.

The directors, officers and other members of management of Blue Hawk, as a group beneficially own, directly or indirectly, 5,000,000 of our common shares, representing 47.56% of the total issued and outstanding securities of Blue Hawk as of January 31, 2003.

Details of stock options held by the directors and officers are set forth under “Executive Compensation” (Summary Compensation) and “Description of Securities” (Stock Options). There are no outstanding stock options.

(c)      Changes in control

We do not anticipate at this time any changes in control of Blue Hawk. There are no arrangements either in place or contemplated which may result in a change of control of Blue Hawk.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

(a)      Directors and executive officers

Each of our directors is elected by the Stockholders to a term of one (1) year and serves until his successor is elected and qualified, or until he resigns or is removed from office. Each of our officers is elected by the board of directors to a term of one (1) year and serves until his successor is duly elected and qualified, or until he resigns or is removed from office. The board of directors has no nominating, auditing or compensation committees.

The name, address, age and position of our present officers and Directors are set forth below:

Name and Address	Age	Position(s)
Byron G. Cox 595 Hornby St., Suite. 600 Vancouver, B.C. V6C 1A4	55	President, Chief Executive Officer and a member of the Board of Directors
Brian C. Doutaz 35 – 12880 Railway Ave. Richmond, B.C. Canada V7E 6G4	57	Vice President, Secretary, Treasurer, Chief Financial Officer and a member of the Board of Directors

The persons named above have held the office/position since the day following inception of our company and are expected to hold the office/position until the next annual meeting of our stockholders. Mr. Cox will be spending approximately 15% of his time on the affairs of Blue Hawk while Mr. Doutaz’s time will amount to less than 5% of his work week. None of the directors or officers has professional or technical accreditation in the mining business.

Byron G. Cox is President and Chief Executive Officer, and a director of Blue Hawk. Mr. Cox is a self-employed communications consultant providing services to public and private companies in the mining, petroleum, biotech, tourism and healthcare industries. He is also a director and Secretary-Treasurer (President until 2001) of Fairchild International Corporation, a public company which is quoted on the Over-the-Counter Bulletin Board (OTC-BB) system under the symbol FRCD.OB and which is involved in the exploration and development of oil and gas projects in the United States and Canada. He has acted as a consultant to a number of publicly traded companies since 1975 and has gained an extensive knowledge of public ventures over the past 27 years.
•	Mr. Cox is currently, and has been since 1997, President and a director of Fairchild International Corporation, a petroleum exploration company which is a reporting issuer under the Securities and Exchange Act of 1933 and is quoted on the OTC-BB;

Brian C. Doutaz, a director serving as Vice President, Secretary, Treasurer and Chief Financial Officer is, and has been, a management and business consultant since 1980. He is President of Anina International Capital Corp., a private British Columbia company, which is in the business of providing management and consulting services to development and exploration stage businesses and which has been performing such services since 1993. Mr. Doutaz also provides compliance services to publicly listed corporations in Canada and the United States and sits on the Boards of a number of public and private corporations.
•	Mr. Doutaz is currently, and has been since 1986, president and a director of Adda Resources Ltd., a mineral and petroleum exploration company which remains a reporting issuer in British Columbia and Alberta and which was formerly publicly traded on the TSX Venture Exchange (currently delisted);
•	Mr. Doutaz is also the president and a director of Sterling Group Ventures, Inc., and has been since September, 2001, a mineral exploration company which is a reporting issuer under the Securities Act of 1933; it is not quoted or traded on any exchange or stock quotation system;
•	From May, 1999 to October, 2001 Mr. Doutaz served as President and director of Reward Enterprises, Inc., an internet gaming operation, which is quoted on the OTC-BB under the symbol RWDE;
•	Between March 1999 and April 2000 he served as a director and Treasurer of Kidstoysplus.com, Inc., an Internet retailer of children’s toys and products which is quoted on the OTC-BB under the symbol KTYP. In September, 2002, the name was changed to Stealth Media Labs and the symbol became SMLA;
•	Mr. Doutaz became a director of Talon Ventures, Inc. on September 06, 2001 which is a Nevada based privately held company engaged in mineral exploration.
•	On July 15, 2002, Mr. Doutaz became a director and President of Paradigm Enterprises, Inc., a private Nevada based mineral exploration company.

(b)      Conflicts of Interest

We believe that both Byron G. Cox and Brian C. Doutaz will be subject to conflicts of interest. The conflicts of interest arise from their relationship with other public corporations. In the future, each will continue to be involved in the mining and petroleum businesses for other entities and such involvement could create conflicts of interest. At the present time, we do not foresee a direct conflict of interest because we do not intend to acquire any additional mineral properties. The only conflict that we foresee is Messrs. Cox and Doutaz's devotion of time to resource projects that do not involve us.

Specifically, Mr. Cox is a director and an officer of Fairchild International Corporation, a public company which is quoted on the Over-the-Counter Bulletin Board (OTC-BB) under the symbol FRCD.OB and which is involved in the exploration and development of oil and gas projects in the United States and Canada.

Further, Brian C. Doutaz is an officer and director of Adda Resources Ltd. (Managing Director), Paradigm Enterprises, Inc. (President and Managing Director), Sterling Group Ventures, Inc. (President) and Talon Ventures, Inc. (President and Managing Director). For each company he has been responsible for the selection of potential properties and projects and the subsequent negotiating of acquisition agreements and related matters. Additionally, Mr. Doutaz manages the day to day affairs of each company and has been active in seeking out public financing for Adda’s, Paradigm’s, Sterling’s and Talon’s projects. Through these companies Mr. Doutaz has worked on projects in North America (mineral exploration in Canada and petroleum exploration in Canada and the United states) and internationally (mineral exploration and mining in Costa Rica and petroleum exploration in Tunisia and Venezuela). These are potential conflict of interests because Mr. Doutaz devotes approximately 15% of his professional time to each of Sterling and Paradigm and 10% to each of Adda, and Talon which he could otherwise devote to us and because those companies are engaged in resource exploration, similar to us. Presently, none of the foregoing operate mines or receive royalties from properties operated by others.

In the future, such corporations could begin operating mines and/or we and other companies of which Mr. Cox or Doutaz is also, or may become, a member of the board of directors may participate in the same properties. Mr. Cox or Doutaz could be presented mineral or other exploration opportunities which would force him to determine which company to offer the project to and from where to seek the appropriate funding. As a result there may be situations which involve a conflict of interest. Mr. Cox and/or Mr. Doutaz will attempt to avoid dealing with such other companies in such situations where conflict might arise and will also disclose all such conflicts in accordance with common law and will govern himself in respect thereof to the best of his abilities in accordance with the obligations imposed upon him in law. In any event, at the least it would be incumbent upon Mr. Cox or Mr. Doutaz to notify the other boards of directors of his conflict of interest and to refrain from voting on the acceptability or acquisition of the project in question.

(c)      Significant employees

We have no employees other than for Byron G. Cox and Brian C. Doutaz.

(d)      Family relationships

There are no family relationships among directors, executive officers or persons chosen to become an executive officer or director.

(e)     Legal proceedings

During the past five years, none of our officers, directors, promoters or control persons has had any of the following events occur:
•	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
•	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
•	being subject to any order, judgement or decree, not substantially reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking business; and
•	being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgement has not been reversed, suspended or vacated.

EXECUTIVE COMPENSATION

(a)      General

Messrs. Cox and Doutaz, our officers and directors, have received no compensation for their time or services rendered to Blue Hawk and there are no plans to compensate them in the near future, unless and until we begin to realize revenues and become profitable in our business operations. During the financial period ended January 31, 2003, Blue Hawk did not pay any form of remuneration to its directors or officers nor any compensation whatsoever.

(b)      Summary Compensation Table

SUMMARY COMPENSATION TABLE
					Long Term Compensation
Annual Compensation					Awards		Payouts
Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($) *	Restricted Stock Award(s) ($)	Securities Underlying Options/ SARs (#)	LTIP Payouts	All Other Compensation
Byron G. Cox President	2002	0	0	4,500	0	Nil	Nil	Nil
Brian C. Doutaz VP, Secretary / Treasurer	2002	0	0	1,100	0	Nil	Nil	Nil
*	Other Annual Compensation includes benefits (paid or deemed to be paid) not otherwise included under salary or bonus such as car allowances, memberships and special benefits. It also includes deemed recompense for services provided to the Company such as the provision of office space for Blue Hawk which Mr. Doutaz provides at no charge (deemed value of $100 per month) and miscellaneous office services involved in the incorporation of Blue Hawk and the preparation of offering memoranda and other corporate documents which Mr. Cox charged the Company and had shares issued in his name in lieu of cash payment ($4,500).

(c)      Option/SAR Grants

We do not currently have a stock option plan. No individual grants of stock options, whether or not in tandem with stock appreciation rights known as SARs or freestanding SARs have been made to any executive officer or any director since our inception; accordingly, no stock options have been granted or exercised by any of the officers or directors since we were founded.

(d)      Aggregated Option/SAR Exercises and Fiscal Year-End Option/SAR Values

No individual grants of stock options, whether or not in tandem with stock appreciation rights known as SARs or freestanding SARs have been made to any executive officer or any director since our inception; accordingly, no stock options have been granted or exercised by any of the officers or directors since we were founded.

(e)      Long-Tem Incentive Plans and Awards

We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance. No individual grants or agreements regarding future payouts under non-stock price-based plans have been made to any executive officer or any director or any employee or consultant since our inception; accordingly, no future payouts under non-stock price-based plans agreements have been granted or entered into or exercised by any of the officers or directors or employees or consultants since we were founded.

(f)      Compensation of Directors

The members of the Board of Directors are not compensated by Blue Hawk for acting as such. There are no arrangements pursuant to which directors are or will be compensated in the future for any services provided as a director.

(g)      Employment contracts, termination of employment, change-in-control arrangement

There are no employment or other contracts or arrangements with officers or directors other than those disclosed in this registration statement. There are no compensatory plans or arrangements, including payment to be made by Blue Hawk, with respect to the officers, directors, employees or consultants of Blue Hawk that would result from the resignation, retirement or any other termination of such directors, officers, employees or consultants employment with Blue Hawk. There are no arrangements for directors, officers, employees or consultants that would result from a change-in-control of Blue Hawk.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(a)      Related parties transactions

In May, 2002 we issued a total of 5,000,000 shares of restricted common stock to Byron G. Cox, the senior officer and director of our company. The fair market value of the shares, $5000, was paid for with $500.00 in cash and the settlement of an invoice for organizational expenses and services rendered in the amount of $4,500.

Mr. Cox subscribed for 5,000,000 restricted shares of Common Stock at a price of $0.001 for an aggregate consideration of $5000 of which $500 was paid in cash and $4,500 in lieu of cash for services rendered and expenses incurred in the organization of Blue Hawk. The services rendered were recorded in the accounting records based on the prevailing rates for such services at a rate of $50 per hour based on the level of services performed. These specific services included organization of the Company, Minutes of the Board of Directors, preparation of offering memoranda, subscription agreements and the like. The sale of these shares will be governed by Rule 144 of the Securities Act of 1934. Mr. Cox does not receive any salary or other compensation for his services to Blue Hawk.

On September 23, 2002, we entered into an Trust Agreement between Blue Hawk and Byron G. Cox, whereby Mr. Cox is acting as Trustee to hold the Little Bear Claims on behalf of Blue Hawk so as to avoid having Blue Hawk pay additional fees and establish a subsidiary at this early stage of our corporate evolution. The terms of the Trust Agreement are as follows:

•	the Trustee is willing and legally capable of acting as a trustee for Blue Hawk to hold the mineral claims on behalf of Blue Hawk until such time as the initial two phase exploration program is completed and Blue Hawk is properly able to evaluate the merits of owning the claims in its own name or that of a subsidiary;
•	the Agreement will terminate on:
(a)	December 31, 2006, unless on or before that date, Blue Hawk terminates in writing the Option Agreement
(b)	the date on which Blue Hawk incorporates a Manitoba subsidiary to hold Blue Hawk’s interest in the Claims and transfers such interest to the subsidiary.

Mr. Brian C. Doutaz provides office space to Blue Hawk at no cost to the Company. However, for accounting purposes, that rental is valued at $100 per month and is maintained on the books as an accounting transaction only and to reflect the deemed value of the space; there are no sums being accrued to be paid to Mr. Doutaz at a later date.

(b)       Transactions with Promoters

Mr. Byron G. Cox, President and director of Blue Hawk can be considered as the promoter of Blue Hawk in consideration of his participation and managing of the business of the company since its incorporation.

Mr. Cox subscribed for 5,000,000 restricted shares of Common Stock at a price of $0.001 for an aggregate consideration of $5000 of which $500 was paid in cash and $4,500 in lieu of cash for services rendered and expenses incurred in the organization of Blue Hawk in May, 2002. The services rendered were recorded in the accounting records based on the prevailing rates for such services at a rate of $50 per hour based on the level of services performed. These specific services included organization of the Company, Minutes of the Board of Directors, preparation of offering memoranda, subscription agreements and the like. The sale of these shares will be governed by Rule 144 of the Securities Act of 1933. Mr. Cox does not receive any salary or other compensation for his services to Blue Hawk

DESCRIPTION OF SECURITIES

(a)       Common shares

Our authorized capital stock consists of 25,000,000 shares of common stock, par value $0.001 per share. The holders of our common stock:
•	have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by our board of directors;
•	are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;
•	do not have pre-emptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and
•	are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.

We refer you to our Articles of Incorporation and Bylaws which form a part of this registration statement and to the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of our securities.

We are authorized to issue up to 25,000,000 shares of common stock at a par value of $0.001. As of both October 31, 2002 and January 31, 2003, Blue Hawk had issued 10, 513,435 common shares for total consideration of $87,015.

The common shares are not subject to any future call or assessment and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the common shares and they all rank at equal rate or "pari passu", each with the other, as to all benefits, which might accrue to the holders of the common shares. All registered shareholders are entitled to receive a notice of any Blue Hawk general annual meeting to be convened.

At any general meeting, subject to the restrictions on joint registered owners of common shares, on a showing of hands every shareholder who is present in person and entitled to vote has one vote, and on a poll every shareholder has one vote for each common share of which he is the registered owner and may exercise such vote either in person or by proxy. To the knowledge of the management of Blue Hawk, at the date hereof, Byron G. Cox is the only person to exercise control, directly or indirectly, over more than 10% of Blue Hawk’s outstanding common shares. See “Security Ownership of Certain Beneficial Owners and Management”.

Change of Control

There are no provisions within Blue Hawk’s Articles of Incorporation or its Bylaws that would delay or prevent a change of control.

Non-cumulative Voting

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Cash Dividends

As of the date of this registration statement, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business.

Stock Transfer Agent

The stock transfer agent for our securities is Pacific Stock Transfer Company, 500 E. Warm Springs Road, Suite 240, Las Vegas, Nevada 89119; the telephone number is (702) 361-3033 and the facsimile number is (702) 433-1979.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a)      Market information

There is no public market for Blue Hawk’s common stock.

Blue Hawk has issued 10,513,435 common shares since its inception on May 01, 2002; 5,000,000 of those shares were issued to Mr. Byron G. Cox and are restricted shares in the context that sales of these shares are governed by the resale rules contained in Rule 144 of the Securities Act of 1934. There are no outstanding options or warrants or securities that are convertible into common shares. There have been no restricted securities issued by Blue Hawk.

No restricted shares are eligible for re-sale pursuant to Rule 144 under the Securities Act.

(b)      Holders

Blue Hawk had 38 holders of record of its common shares as of both October 31, 2002 and January 31, 2003.

(c)      Dividends

Blue Hawk has not paid any dividends since its incorporation and does not anticipate as of January 31, 2003, the payment of dividends in the foreseeable future. At present, our policy is to retain earnings, if any, to finance exploration on our properties or optioned properties. The payment of dividends in the future will depend upon, among other factors, our earnings, capital requirements and operating financial conditions.

(d)      Securities Authorized for Issuance Under Equity Compensation Plans

Blue Hawk does not have any compensation plan under which equity securities are authorized for issuance.

LEGAL PROCEEDINGS

Blue Hawk is not a party to any pending litigation and none is contemplated or threatened.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

Audited financial statements were prepared for October 31, 2003 by G. Ross McDonald,

Chartered Accountant, of Suite 1402, 543 Granville Street, Vancouver, B.C. The SEC advised the Company that with a view towards U.S. investor protection, the SEC required registrants incorporated in the U.S. to have their financial statements audited by auditors that are based in the U.S. and appear regularly before the Commission. We thereafter changed auditors but not as a result of any disagreement between Blue Hawk and the previous auditor. The Board of Directors recommended and approved the change in auditors on February 05, 2003.

Cordovano & Harvey, P.C., Certified Public Accountants, from their Denver, Colorado office, are our auditors and have been since February 11, 2003. There has not been any changes in or disagreements with accountants on accounting and financial disclosure or any other matter other than as discussed above.

RECENT SALES OF UNREGISTERED SECURITIES;
USE OF PROCEEDS FROM REGISTERED SECURITIES

Prior sales of common shares

Blue Hawk is authorized to issue up to 25,000,000 shares of common stock at a par value of $0.001. As of both October 31, 2002 and January 31, 2003, we had issued 10,513,435 common shares for total consideration of $87,015 to a total of 38 registered shareholders all of whom are resident outside the United States. There are no United States shareholders of record who own shares in Blue Hawk.

Blue Hawk is not listed for trading on any securities exchange in the United States, and there has been no active market in the United States or elsewhere for the Common Shares.

During the past three years, Blue Hawk has sold the following securities which were not registered under the Securities Act of 1933, as amended:

May 02, 2002

We issued 5,000,000 shares of common stock at a price of $0.001 per share through a Section 4(2) offering on May 02, 2002 for cash consideration of $500 and an invoice for services rendered and expenses incurred in the organization of Blue Hawk.

Name and Address	Date	Shares	Consideration *
Byron G. Cox 595 Hornby St., Suite. 600 Vancouver, B.C. V6C 1A4	May 02, 2002	5,000,000	$500 cash and $4,500 in services rendered and expenses incurred

*	Mr. Cox subscribed for 5,000,000 restricted shares of Common Stock at a price of $0.001 for an aggregate consideration of $5000 of which $500 was paid in cash and $4,500 in lieu of cash for services rendered and expenses incurred in the organization of Blue Hawk in May, 2002. The services rendered were recorded in the accounting records based on the prevailing rates for such services at a rate of $50 per hour based on the level of services performed. These specific services included organization of the Company, Minutes of the Board of Directors, preparation of offering memoranda, subscription agreements and the like. The sale of these shares will be governed by Rule 144 of the Securities Act of 1933. Mr. Cox does not receive any salary or other compensation for his services to Blue Hawk.

We issued the foregoing restricted shares of common stock to Mr. Cox pursuant to Section 4(2) of the Securities Act of 1933. Mr. Cox is a sophisticated investor, is an officer and director of Blue Hawk, and was in possession of all material information relating to Blue Hawk. Further, no commissions were paid to anyone in connection with the sale of the shares and general solicitation was made to anyone.

May 12 – 22, 2002

We issued 5,000,000 shares of common stock at a price of $0.001 per share through a Regulation S offering in between May 12 and May 22, 2002 for cash consideration of $5,000.

All subscriptions were taken up by non-U.S. residents or persons without ties to the U.S. and the offer and sale were made in “offshore transactions” with no selling efforts in the U.S. Each of the subscribers has indicated as part of the subscription that they were not acquiring the securities for the account or benefit of any U.S. person.

Name and Address	Date	Shares	Consideration
Tullamore Investments Ltd. 88 Ellis Road, Crawthorn Berks, 12 G 45 6PN England (Principal: Bryce D. Stewart)	May 20, 2002	500,000	$500
Frank Rigney 356 Taylor Way, West Vancouver, B.C. V7T 2Y2	May 12, 2002	500,000	$500
Diane McGlinn 4 – 6250 – 48A Avenue, Delta, B.C. V4K 4W4	May 17, 2002	500,000	$500
Ridgeback Developments Ltd. P.O. Box 24140 APO, 5000 Miller Road, Richmond, B.C. V7B 1Y3 (Principal: Colin McGlinn)	May 16, 2002	500,000	$500
Rainforest Management Ltd. 2550 – 555 West Hastings St. Vancouver, B.C. V6B 4N5 (Principal: Paul Marley)	May 16, 2002	500,000	$500
Jason Marley 61 Gunn Street, London, Ont. N6G 2C6	May 17, 2002	500,000	$500
Marnie Marley 535 Hornby Street, Vancouver, B.C. V6C 2E8	May 17, 2002	500,000	$500
Hosanna International Ltd., Suite 4, Temple Street, Nevis, W.I. (Principal: Bay Ltd.)	May 22, 2002	500,000	$500
987148 Alberta Ltd. 434 – 13th Street, N.W., Calgary, Alta. T2N 1Z2 (Principal: John Leishman)	May 22, 2002	500,000	$500
FJR Resources Ltd. 1103 – 1166 Alberni St., Vancouver, B.C. V6E 3Z3 (Principal: Frank J. Rigney)	May 12, 2002	500,000	$500
Total Placees: 10		5,000,000	$5,000 Cash

June 30, 2002

We issued a further 513,435 shares of common stock at a price of $0.15 per share through a Regulation S offering in June, 2002 for cash consideration of $77,015.

All subscriptions were taken up by non-U.S. residents or persons without ties to the U.S. and the offer and sale were made in “offshore transactions” with no selling efforts in the U.S. Each of the subscribers has indicated as part of the subscription that they were not acquiring the securities for the account or benefit of any U.S. person.

Name and Address	Date	Shares	Consideration
Robert G. Atkinson 6225 Imperial Avenue, West Vancouver, B.C. V7W 2J2	June 17, 2002	60,000	$9000
C. Channing Buckland 800 – 1450 Creekside Dr. Vancouver, B.C. V6J 5B3	June 07, 2002	100,000	$15000
Christopher F. Watson Woodcroft 12, Between The Walls, Pembroke, Bermuda HM06	June 28, 2002	3,400	$510
Peter F. Watson 12 Between The Walls, Pembroke, Bermuda HM06	June 30, 2002	70,000	$10500
Cindy Marshall 3676 Yale Street, Vancouver, B.C. V5K 1C8	June 28, 2002	6,700	$1005
Bruce Wright 3676 Yale Street, Vancouver, B.C. V5K 1C8	June 28, 2002	6,700	$1005
New Pacific Ventures Ltd. 97 North Renfrew St., Vancouver, B.C. V5K 3N6 (Principal: Bruce Wright)	June 28, 2002	6,600	$990
David B. Millar 3594 Norwood Avenue, North Vancouver, B.C. V7N 3P7	June 28, 2002	3,350	$502.50
Christine J. Millar 3594 Norwood Avenue, North Vancouver, B.C. V7N 3P7	June 28, 2002	3,350	$502.50
Fred Gruehl 515 – 109 Front Street, E. Toronto, Ont. M5A 4P7	June 27, 2002	20,000	$3000
Marc Gruehl 515 – 109 Front Street, E. Toronto, Ont. M5A 4P7	June 27, 2002	20,000	$3000
Gary Vickers 515 – 109 Front Street, E. Toronto, Ont. M5A 4P7	June 27, 2002	20,000	$3000
York Trust GMBH Heinrich Strasse 18, 30175, Hannover, Germany (Principal: Fred Gruehl)	June 27, 2002	20,000	$3000
Renwood Capital Corp. 178 St. George Street, Toronto, Ont. (Principal: Gary Vickers)	June 27, 2002	20,000	$3000
York Trafalgar Properties Inc. 5527 Trafalgar Road, Hornby, Ontario L0P 1E0 (Principal: Marc Gruehl)	June 27, 2002	20,000	$3000
Ed Moorhouse 3158 – 38th Avenue, West, Vancouver, B.C. V6N 2X3	June 27, 2002	20,000	$3000

Keith Leech, 209 – 2450 Cornwall Ave., Vancouver B.C. V6K 1B8	June 23, 2002	6,666	$1000
Richard Gregory 4688 – 66th Street, Delta, B.C. V4K 4Y8	June 26, 2002	20,000	$3000
WCM Systems 976 Gale Drive, Delta, B.C. V4M 2B5 (Principal: Craig Morrison)	June 28, 2002	16,667	$2500
CNC Manutech Industries Ltd. 27222 Lougheed Highway, Maple Ridge, B.C. V2W 1V9 (Principal: Dan Fritz)	June 27, 2002	10,000	$1500
Cantop Holdings Ltd. Suite 3C, Centre Plaza, Box 926, Gibraltar (Principal: Grays Directors Ltd.)	June 28, 2002	6,667	$1000
Rushdale Ventures, SA Salduba Bldg. Top Floor, E 53rd St. Urbanization, Omarrio, Panama S, Panama (Principal: Moses Garson)	June 27, 2002	6,667	$1000
Gertrude Leishman 103 – 2095 Marine Drive, Vancouver, B.C. V7V 4V5	June 25, 2002	6,667	$1000
Estate of J.D. Leishman c/o Royal Trust, 1055 Georgia St., 4th Floor, Vancouver, B.C. V6E 4P3	June 26, 2002	6,667	$1000
Susan Colquon 1043 Jefferson Avenue, West Vancouver, B.C. V7T 2A6	June 30, 2002	6,667	$1000
Trudy-Ann Leishman P.O. Box 13, Dewdney, B.C. V0M 1H0	June 27, 2002	6,667	$1000
Marc Sandercombe, 403 - 2280 Bellevue Ave., West Vancouver, B.C. V7V 1C6	June 27, 2002	20,000	$3000
Total Placees: 27		513,435 shares	$77,015.00

Each of the above issuances were through private placements of our common shares. No commissions were paid, no discounts were offered and no underwriters participated in the offerings. All shares were sold through the officers and directors. All sales were for cash only. No shares have been issued for assets or services rendered.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The only statute, charter provision, bylaw, contract, or other arrangement under which any controlling person, director or officer of Blue Hawk is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:
•	Article XII of our Articles of Incorporation, filed as Exhibit 3.1 to the registration statement;
•	Article IX of our Bylaws, filed as Exhibit 3.2 to the registration statement; and
•	Nevada Revised Statutes, Chapter 78.

The general effect of the foregoing is to indemnify a control person, officer or director from liability, thereby making Blue Hawk responsible for any expenses or damages incurred by such control person, officer or director in any action brought against them based on their conduct in such capacity, provided they did not engage in fraud or criminal activity.
Presently the directors and officers of Blue Hawk are not covered by liability insurance.

FINANCIAL STATEMENTS

Our fiscal year end is October 31. We will provide audited financial statements to our stockholders on an annual basis; such statements will be prepared by an Independent Certified Public Accountant or equivalency.

Our audited financial statements from inception to October 31, 2002 and from inception to January 31, 2003 immediately follow.

BLUE HAWK VENTURES, INC.
(An Exploration Stage Company)
Index to Financial Statements

Page

Report of Independent Auditors	F-2

Balance Sheet at Janaury 31, 2003 and October 31, 2002	F-3

Statements of Operations for the three months ended January 31, 2003, from May 1, 2002 (inception) through October 31, 2002, and from
May 1, 2002 (inception) through January 31, 2003	F-4

Statement of Changes in Shareholders' Equity for the period from
May 1, 2002 (inception) through January 31, 2003	F-5

Statements of Cash Flows for the three months ended January 31, 2003, from May 1, 2002 (inception) through October 31, 2002, and from
May 1, 2002 (inception) through January 31, 2003	F-6

Notes to Financial Statements	F-7

Report of Independent Auditors

The Board of Directors and Shareholders
Blue Hawk Ventures, Inc.:

We have audited the accompanying balance sheets of Blue Hawk Ventures, Inc. as of January 31, 2003 and October 31, 2002, and the related statements of operations, shareholders’ equity, and cash flows for the three months ended January 31, 2003, the period from May 1, 2002 (inception) through October 31, 2002, and from May 1, 2002 (inception) through January 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Hawk Ventures, Inc. as of January 31, 2003 and October 31, 2002, and the results of its operations and its cash flows for the three months ended January 31, 2003, the period from May 1, 2002 (inception) through October 31, 2002, and from May 1, 2002 (inception) through January 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. Management’s plan in regard to this matter is also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cordovano and Harvey, P.C.
Denver, Colorado
March 3, 2003

BLUE HAWK VENTURES, INC.
(An Exploration Stage Company)
Balance Sheets
(Presented in U.S. Dollars)

		January 31,	October 31,
		2003	2002

Assets

Current assets:
Cash		$53,983	$64,122
Prepaid expenses		—	4,781

		$53,983	$68,903

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities		$2,450	$2,250

Total current liabilities		2,450	2,250

Shareholders’ equity (Notes 2 and 4):
Common stock, $.001 par value; 25,000,000 shares authorized,
10,513,435 and 10,513,435 shares issued and outstanding,
respectively		10,513	10,513
Additional paid-in capital		77,602	77,252
Accumulated deficit		(36,639)	(21,152)
Cumulative translation adjustment		57	40

Total shareholders’ equity	.	51,533	66,653

		$53,983	$68,903

See accompanying notes to financial statements

BLUE HAWK VENTURES, INC.
(An Exploration Stage Company)
Statements of Operations
(Presented in U.S. Dollars)

		May 1, 2002	May 1, 2002
	Three Months	(Inception)	(Inception)
	Ended	Through	Through
	January 31,	October 31,	January 31,
	2003	2002	2003

Expenses:
Stock-based compensation (Note 2):
Organization costs and offering services	$—	$4,500	$4,500
Contributed rent (Note 2)	300	600	900
Contributed administrative support (Note 2)	50	150	200
Mineral interest acquisition costs (Note 3)	—	9,116	9,116
Professional fees	12,981	4,530	17,511
Office	302	1,232	1,534
Telephone	—	320	320
Other	1,902	855	2,757

Total expenses	15,535	21,303	36,838

Loss from operations	(15,535)	(21,303)	(36,838)
Interest income	48	151	199

Loss before income taxes	(15,487)	(21,152)	(36,639)

Income tax provision (Note 5)	—	—	—

Net loss	$(15,487)	$(21,152)	$(36,639)

Basic and diluted loss per share	$(0.00)	$(0.00)

Basic and diluted weighted average
common shares outstanding	10,513,435	10,183,458

See accompanying notes to financial statements

BLUE HAWK VENTURES, INC.
(An Exploration Stage Company)
Statement of Changes in Shareholders' Equity
(Presented in U.S. Dollars)

	Common Stock Shares	Common Stock Par Value	Additional Paid-In Capital	Accumulated Deficit	Cumulative Translation Adjustment Other Comprehensive Loss	Total
Balance at May 1, 2002 (inception)	—	$ —	$ —	$ —	$ —	$ —
May 2002, common stock sold to an officer ($.001/share) (Note 2)	500,000	500	—	—	—	500
May 2002, common stock issued to an officer in exchange for organization and stock offering services ($.001/share) (Note 2)	4,500,000	4,500	—	—	—	4,500
May 2002, common stock sold in private stock offering ($.001/share) (Note 4)	5,000,000	5,000	—	—	—	5,000
July and August 2002, common stock sold in private stock offering ($.15/share) (Note 4)	513,435	513	76,502	—	—	77,015
Office space and administrative support contributed by a director (Note 2)	—	—	750	—	—	750
Comprehensive loss:						
Net loss, period ended October 31, 2002	—	—	—	(21,152)	—	(21,152)
Cumulative translation adjustment	—	—	—	—	40	40
Comprehensive loss	—	—	—	—	—	(21,112)
Balance at October 31, 2002	10,513,435	10,513	77,252	(21,152)	40	66,653
Office space and administrative support contributed by a director (Note 2)	—	—	350	—	—	350
Comprehensive loss:						
Net loss, three months ended January 31, 2003	—	—	—	(15,487)	—	(15,487)
Cumulative translation adjustment	—	—	—	—	17	17
Comprehensive loss	—	—	—	—	—	(15,470)
Balance at Janaury 31, 2003	10,513,435	$ 10,513	$ 77,602	$ (36,639)	$ 57	$ 51,533

See accompanying notes to financial statements

BLUE HAWK VENTURES, INC.
(An Exploration Stage Company)
Statements of Cash Flows
(Presented in U.S. Dollars)

			May 1, 2002	May 1, 2002
		Three Months	(Inception)	(Inception)
		Ended	Through	Through
		January 31,	October 31,	January 31,
		2003	2002	2003

Cash flows from operating activities:
Net loss		$(15,487)	$(21,152)	$(36,639)
Adjustments to reconcile net loss to net cash
used by operating activities:
Stock-based compensation		—	4,500	4,500
Office space and administrative support
contributed by a director (Note 2)		350	750	1,100
Changes in operating assets and liabilities:
Prepaid expenses		4,781	(4,781)	—
Accounts payable and accrued expenses		200	2,250	2,450

Net cash used in
operating activities		(10,156)	(18,433)	(28,589)

Cash flows from financing activities:
Proceeds from the sale of common stock		—	82,515	82,515

Net cash provided by
financing activities		—	82,515	82,515

Effect of exchange rate changes on cash		17	40	57

Net change in cash		(10,139)	64,122	53,983

Cash, beginning of period		64,122	—	—

Cash, end of period		$53,983	$64,122	$53,983

Supplemental disclosure of cash flow information:
Income taxes	.$	—	$—	$—

Interest		$—	$—	$—

See accompanying notes to financial statements

BLUE HAWK VENTURES, INC.
(An Exploration Stage Company)
Notes to Financial Statements

(1)      Summary of Significant Accounting Policies

Organization and Basis of Presentation
Blue Hawk Ventures, Inc. (the “Company”) was incorporated in the state of Nevada on May 1, 2002 to engage in the acquisition, exploration and development of mineral properties. The Company is in the exploration stage in accordance with Industry Guide 7. On September 23, 2002, the Company entered into an Option to purchase and Royalty Agreement to acquire 100 percent of 12 mineral claims located in Lac du Bonnet Mining Division, Manitoba, Canada (see Note 3). The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

The Company’s significant operating losses raise substantial doubt about the ability to continue as a going concern. Inherent in the Company’s business are various risks and uncertainties, including its limited operating history, historical operating losses, dependence upon strategic alliances, and the historical success rate of mineral exploration. Management’s plan is to acquire interests in certain mineral claims and explore for minerals.

The Company’s future success is primarily dependent upon the existence of minerals on the property for which the Company owns an option to acquire claims. No minerals have yet been discovered on the property. The Company’s success will also be dependent upon its ability to raise sufficient capital to fund its exploration program and, if minerals are discovered, to mine the discovery on a timely and cost-effective basis.

Use of Estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Functional Currency
The Company’s functional currency is the Canadian dollar; however, the accompanying financial statements and footnotes refer to United States (“U.S.”) dollars unless Canadian dollars are specifically designated with “CDN”.

Cash and Cash Equivalents
The Company considers all highly liquid securities with original maturities of three months or less when acquired to be cash equivalents. There were no cash equivalents at January 31, 2003 or October 31, 2002.

Financial Instruments
At January 31, 2003 and October 31, 2002, the fair value of the Company’s financial instruments approximate their carrying value based on their terms and interest rates.

Mineral Interest Costs
Mineral interest acquisition costs include cash consideration and the estimated fair value of common shares issued for mineral properties, based on recent share issuances. Exploration expenditures are

BLUE HAWK VENTURES, INC.
(An Exploration Stage Company)
Notes to Financial Statements

expensed in the period incurred until such time as the Company establishes the existence of commercial feasibility, at which time these costs will be deferred. Administrative expenditures are expensed in the period incurred.

Mineral interest acquisition costs and related interest and financing costs may be deferred until the property is placed into production, sold or abandoned. Mineral interest acquisition costs will be deferred only when and if proven and probable reserves have been found to exist. No proven or probable reserves are currently known to exist.

Any deferred costs will be amortized on a unit-of-production basis over the estimated proven and probable reserves of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned.

On an on-going basis, the Company evaluates the status of its mineral properties based on results to date to determine the nature of exploration work that is warranted in the future. If there is little prospect of further work on a property being carried out, the deferred costs related to that property are written down to their estimated recoverable amount.

Impairment of Long-Lived Assets

The Company evaluates the carrying value of its long-lived assets under the provisions of Statements of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Statement No. 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted future cash flows estimated to be generated by those assets are less than the assets’ carrying amount. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying value or fair value, less costs to sell.

Offering Costs
The Company defers offering costs, such as legal, accounting and printing costs, until such time as the offering is completed. At that time, the Company offsets the offering costs against the proceeds from the offering. If an offering is unsuccessful, the costs are charged to operations.

Earnings (loss) per Common Share
The Company reports loss per share using a dual presentation of basic and diluted loss per share. Basic loss per share excludes the impact of common stock equivalents. Diluted loss per share utilizes the average market price per share when applying the treasury stock method in determining common stock equivalents. At January 31, 2003 and October 31, 2002, there were no variances between the basic and diluted loss per share as there were no potentially dilutive securities outstanding.

Income Taxes
The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes (SFAS 109). SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

BLUE HAWK VENTURES, INC.
(An Exploration Stage Company)
Notes to Financial Statements

Stock-based Compensation
The Company accounts for stock-based compensation arrangements in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense, over the vesting period, the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of Accounting Principle Board (“APB”) Opinion No. 25 and provide pro forma net earnings (loss) disclosures for employee stock option grants as if the fair value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123. The Company did not report pro forma disclosures in the accompanying financial statements as the Company did not grant any employee stock options as of January 31, 2003 or October 31, 2002.

Foreign Currency Translation
The accounts of the Company’s foreign operations have been translated into United States dollars. Assets and liabilities of those operations are translated in U.S. dollars using exchange rates as of the balance sheet date; income and expenses are translated using the average exchange rates for the reporting period. Translation adjustments are deferred in accumulated other comprehensive income (loss), a separate component of shareholders’ equity.

Fiscal Year-end
The Company has adopted October 31, as its fiscal year-end. The accompanying financial statements include the periods from May 1, 2002 (inception) through October 31, 2002, the three months ended January 31, 2003, and from May 1, 2002 (inception) through January 31, 2003.

New Accounting Principle
During 2002, the Financial Accounting Standards Board issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, which amends SFAS 123, Accounting for Stock-Based Compensation. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement requires SFAS No. 123 disclosure requirements in both annual and interim financial statements. The Company will continue to measure stock-based compensation expense in accordance with APB Opinion 25, Accounting for Stock Issued to Employees, and its related interpretations, and therefore, we do not anticipate that the adoption of SFAS No. 148 will have a material impact on the Company’s financial statements.

(2)      Related Party Transactions

An officer contributed office space to the Company for all periods presented. The office space was valued at $100 per month based on the market rate in the local area and is included in the accompanying financial statements as contributed rent expense with a corresponding credit to additional paid-in capital.

An officer and a director contributed administrative services to the Company from May 1, 2002 (inception) through October 31, 2002. The time and effort was recorded in the accompanying financial

BLUE HAWK VENTURES, INC.
(An Exploration Stage Company)
Notes to Financial Statements

statements based on the prevailing rates for such services, which equaled $50 per hour based on the level of services performed. The services are reported as contributed administrative services with a corresponding credit to additional paid-in capital.

In May 2002, the Company sold 500,000 shares of its restricted common stock to a director for $500 ($.001/share).

In May 2002, the Company issued 4,500,000 shares of its restricted common stock to a director of the Company in exchange for organization and stock offering services. On the transaction date, the Company’s common stock had no reliable market value. The value of the transaction could not be objectively measured as the services were rendered by a related party. The shares were valued by the Board of Directors at $.001 per share based on contemporaneous stock issuances with unrelated third parties. The transaction resulted in net stock-based compensation expense of $4,500.

On September 23, 2002, the Company and a director entered into a trust agreement whereby the director of the Company will hold the Mineral Claims (see Note 3) on behalf of the Company until the initial exploration program is completed.

(3)      Option on Mineral Interests

On September 23, 2002, the Company entered into an Option to Purchase and Royalty Agreement to acquire 100 percent of 12 mineral claims located in Lac du Bonnet Mining Division, Manitoba, Canada. Under the terms of the Option Agreement, the Company is required to:

A.	Make option payments and issue shares of its common stock as follows:

Cash		Common
Payments		Stock	Due Date
CDN	$13,000.00	-	Closing of Option Agreement
CDN	$10,000.00	25,000	December 31, 2003
CDN	$20,000.00	25,000	December 31, 2004
CDN	$25,000.00	25,000	December 31, 2005
CDN	$150,000.00	25,000	December 31, 2006

B.	Incur exploration expenditures on the mineral claims in four phases, as recommended by a competent geologist or engineer;

C.	Make advance royalty payments of CDN$50,000 per year, commencing January 1, 2007, until the claims are placed into production.

In addition to the above terms, the optionor will retain a three percent net smelter royalty and the Company will pay a finder’s fee equal to ten percent of all cash payments and share issuances concurrently with the option payments pursuant to the terms of the Option to Purchase and Royalty Agreement.

BLUE HAWK VENTURES, INC.
(An Exploration Stage Company)
Notes to Financial Statements

(4)      Shareholders’ Equity

During May 2002, the Company offered for sale 5,000,000 shares at of its $.001 par value common stock at a price of $0.001 per share. The Company closed the offering after selling all 5,000,000 shares for gross proceeds of $5,000.

During July and August 2002, the Company offered for sale 1,000,000 shares at of its $.001 par value common stock at a price of $0.15 per share. The Company closed the offering after selling 513,435 shares for gross proceeds of $77,015.

Each offering was made in reliance on an exemption from registration of a trade in the United States under Rule 504 of Regulation D of the United States Securities Act of 1933, as amended.

(5)      Income Taxes

A reconciliation of the U.S. statutory federal income tax rate to the effective tax rate is as follows:

	January 31,	October 31,
	2003	2002

U.S. statutory federal rate	15.00%	15.00%
Contributed rent and services	-0.34%	-1.40%
Net operating loss for which no tax
benefit is currently available	-14.66%	-13.60%

	0.00%	0.00%

At January 31, 2003, deferred tax assets consisted of a net tax asset of $3,364, due to operating loss carryforwards of $22,423, which was fully allowed for, in the valuation allowance of $3,364. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the three months ended January 31, 2003 and the period from May 1, 2002 (inception) through October 31, 2002 totaled $2,271 and $1,093, respectively. The current tax benefit also totaled $2,271 and $1,093 for the three months ended January 31, 2003 and the period from May 1, 2002 (inception) through October 31, 2002, respectively. The net operating loss carryforward expires through the year 2023.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the deferred tax asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax assets is no longer impaired and the allowance is no longer required.

Should the Company undergo an ownership change as defined in Section 382 of the Internal Revenue Code, the Company’s tax net operating loss carryforwards generated prior to the ownership change will be subject to an annual limitation, which could reduce or defer the utilization of these losses.

BLUE HAWK VENTURES, INC.
(An Exploration Stage Company)
Notes to Financial Statements

(6)      Subsequent Events

A Phase I exploration program on the Company’s option on mineral interests, estimated to cost CDN$35,750, has been recommended by an expert geologist. A Phase II program would be recommended, and estimated to cost CDN$74,800, contingent on the Phase I results.

LIST OF EXHIBITS

Exhibit No.	Document Description
3.1*	Articles of Incorporation
3.2*	Bylaws
4.1*	Specimen Stock Certificate
10.1*	Option To Purchase And Royalty Agreement
10.2*	Trust Agreement
23.1	Consent of Cordovano & Harvey, P.C., Certified Public Accountants
23.2	Consent of David J Busch, P. Geo.
23.3	Consent of Cordial Resources Ltd.
23.4	Consent of R. A. Bernatchez, P. Eng.
23.5	Letter on change in certifying accountant from G. Ross McDonald, C.A.
99.1	Evaluation of the Little Bear Lake Property

*       Incorporated by reference to 10-SB Registration Statement filed on January 23, 2003

DESCRIPTION OF EXHIBITS

Exhibit 3.1 *

Articles of Incorporation of Blue Hawk Ventures, Inc. dated May 01, 2002

Exhibit 3. *

Bylaws of Blue Hawk Ventures, Inc. dated May 02, 2002

Exhibit 4. *

Specimen Stock Certificate issued by Pacific Stock Transfer Company

Exhibit 10.1 *

Option To Purchase And Royalty Agreement between Blue Hawk Ventures, Inc. and Ozias Theriault of Geraldton, Ontario dated September 23, 2002 to acquire a 100% interest in the Little Bear Lake Claims, Lac Du Bonnet Mining Division, Manitoba

Exhibit 10.2 *

Trust Agreement between Blue Hawk Ventures, Inc. and Byron G. Cox, president and director of Blue Hawk dated August 31, 2002 whereby Cox will hold the Little Bear Claims in trust on behalf of Blue Hawk

Exhibit 23.1

Consent of Cordovano & Harvey, P.C., Certified Public Accountants, dated June 06, 2003 regarding the use in this registration statement of their report of the auditors and for the financial statements for the period ending October 31, 2002 and January 31, 2003.

Exhibit 23.2

Consent of David J. Busch, B.Sc. (honours), P. Geo, dated June 06, 2003 to the use in this registration statement of his “An Evaluation of the Little Bear Property, Winnipeg River Plutonic Complex, Manitoba” dated November 08, 2002

Exhibit 23.3

Consent of R. A. Bernatchez, P. Eng., dated June 05, 2003, to the use in this registration statement of references to his “Qualifying Report On The Little Bear Property in the Cat Lake – Bernic Lake Area, Lac Du Bonnet Mining Division, Manitoba” dated October 30, 1997.

Exhibit 23.4.

Consent of Frederick Sanderford, President, on behalf of Cordial Resources Ltd., dated June 06, 2003 to the use in this registration statement of references to data obtained by and owned by Cordial Resources Ltd. referenced in R. A. Bernatchez “Qualifying Report On The Little Bear Property in the Cat Lake – Bernic Lake Area, Lac Du Bonnet Mining Division, Manitoba” dated October 30, 1997.

Exhibit 23.5

Letter on Change of Certifying Accountant – Letter from G. Ross McDonald, C.A. dated May __, 2003 indicating his resignation as auditor and stating that there were no disagreements between Blue Hawk and Mr. McDonald that lead to the change in auditors.

Exhibit 99.1 *

Evaluation of The Little Bear Lake Property by David J. Busch, B.Sc. (honours), P. Geo. Dated November 08, 2002

*      Incorporated by reference to 10-SB Registration Statement filed on January 23, 2003

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Blue Hawk Ventures, Inc.
(Registrant)

Date: June 10, 2003

BY: /s/ Byron G. Cox

Byron G. Cox, President

Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

Securities and Exchange Commission
Washington, DC

We consent to the use in this Registration Statement of Blue Hawk Ventures, Inc. on Form 10-SB, Amendment 3, of our report dated March 3, 2003, appearing in the Prospectus nd the Selected Financial Data, which is part of this Registration Statement.

We also consent to the reference to us under the heading "Experts" in such Prospectus.

Cordovano and Harvey, P.C.
Denver, Colorado
June 6, 2003

Exhibit 23.2

Securities & Exchange Commission,
Washington, D.C.

AUTHOR’S CONSENT

I, David J. Busch, P. Geo., of Lot 4, Block 2, Bissett, in the Province of Manitoba, do hereby consent to the use in this registration statement of Blue Hawk Ventures, Inc. on Form 10-SB of my “An Evaluation Of The Little Bear Property, Winnipeg River Plutonic Complex, Manitoba” report dated November 08, 2002, appearing in the Registration Statement. I hereby concur with the summary of the report contained in the registration statement. I also consent to the reference to me under the heading “Experts” in such registration statement and agree to the filing of this consent as an exhibit to the registration statement.

 /s/ David J. Busch, P. Geo.

David J. Busch, P. Geo.
Lot 4, Block 2,
Bissett, Manitoba

June 06, 2003

1

Exhibit 23.3

Securities & Exchange Commission,
Washington, D.C.

AUTHOR’S CONSENT

I, R. A. Bernatchez, P. Eng., of 126 Willow Road, Atitokan, Ontario, do hereby consent to the use in this registration statement of Blue Hawk Ventures, Inc. on Form 10-SB of references to my “Qualifying Report On The Little Bear Property in the Cat Lake – Bernic Lake Area, Lac Du Bonnet Mining Division, Manitoba” dated October 30, 1997, appearing in the Registration Statement. I hereby concur with the summary of the report contained in the registration statement. I also consent to the reference to me under the heading “Experts” in such registration statement and agree to the filing of this consent as an exhibit to the registration statement.

 /s/ Raymond A. Bernatchez, P. Eng.

Raymond A. Bernatchez
126 Willow Road,
Atitokan, Ontario

June 05, 2003

1

Exhibit 23.4

Securities & Exchange Commission,
Washington, D.C.

CONSENT OF CORDIAL RESOURCES LTD.

I, FREDERICK SANDERFORD, President of Cordial Resources Ltd., a private British Columbia company, of 1480 – 885 West Georgia Street, Vancouver, British Columbia, do hereby consent to the use in this registration statement of Blue Hawk Ventures, Inc. on Form 10-SB of any and all information pertaining to the Little Bear Lake Claims previously provided to or by Cordial Resources Ltd., or which was determined as a result of work on behalf of Cordial Resources Ltd. by R. A Bernatchez, P. Eng. as quoted by Mr. Bernatchez in his Qualifying Report On The Bear Lake Property in the Cat Lake – Bernic Lake Area, Lac Du Bonnet, Mining Division, Manitoba dated October 30, 1997, appearing in the prospectus, which is part of this Registration Statement. I hereby concur with the summary of the report contained in the registration statement. I also consent to the reference to me under the heading “Experts” in such registration statement and agree to the filing of this consent as an exhibit to the registration statement.

/s/ Frederick Sanderford

Frederick Sanderford
President, Cordial Resources Ltd.

1480 – 885 West Georgia Street,
Vancouver, B.C. V5C 3E8

June 06, 2003

Exhibit 23.5

G. Ross McDonald*
Chartered Accountant

*Denotes incorporated professional	Suite 1402, 543 Granville Street
Vancouver, B.C. V6C 1X8
Tel: (604) 685-8646
Fax: (604) 684-6334

May 12, 2003

Mr. Brian Doutaz
Blue Hawk Ventures, Inc.
1288 Railway Avenue, Unit No. 35
Richmond, B.C. V7E 6G4

Dear Sirs:

Re:  Notice Pursuant to Regulation S-B, Item 304 (a)(3)

I was previously the auditor for Blue Hawk Ventures, Inc. On January 14, 2003 I reported, without qualification, on the financial statements of the Company for the period from May 1, 2002 to October 31, 2002. I was advised that the Securities and Exchange Commission required that a U.S. based auditor audit the financial statements of the Company. I therefore resigned as auditor of the Company and report that there have been no disagreements between myself and the management and directors of the Company with respect of a change in auditor.

Yours very truly,

/s/ G. Ross McDonald (signed)

G. Ross McDonald
Chartered Accountant

Exhibit 99.1

AN EVALUATION OF THE

LITTLE BEAR PROPERTY

WINNIPEG RIVER PLUTONIC COMPLEX
MANITOBA

NTS 52L12

By: David J. Busch B.A., B.Sc. (hons.), P.Geo.

For: Blue Hawk Ventures Inc.

Nov. 8, 2002

Prepared by DAVID J. BUSCH 08/11/2002

2

TABLE OF CONTENTS	PAGE

SUMMARY	3
INTRODUCTION	3
DISCLAIMER	4
LOCATION AND PROPERTY DESCRIPTION	5
ACCESSIBILITY, LOCAL RESOURCES, INFRASTRUCTURE & PHYSIOGRAPHY	5
EXPLORATION HISTORY	6
GEOLOGICAL SETTING	8
REGIONAL GEOLOGY	8
PROPERTY GEOLOGY	8
DEPOSIT TYPES	8
MINERALIZATION ON THE LITTLE BEAR PROPERTY	10
WORK ON PROPERTY BY BLUE HAWK VENTURES INC.	10
CONCLUSIONS AND RECOMMENDATIONS	11
REFERENCES AND SOURCES OF INFORMATION	13

LIST OF TABLES
TABLE 1 CLAIM STATUS	5
TABLE 2 EXPLORATION HISTORY	7

LIST OF FIGURES
FIGURE 1 - LOCATION OF LITTLE BEAR PROJECT	4

APPENDICES
APPENDIX I CERTIFICATE OF AUTHOR	15

Prepared by DAVID J. BUSCH 08/11/2002

3

SUMMARY

This report documents and evaluates exploration results on a mineral property under option by Blue Hawk Ventures Inc. The property is in NTS 52L12 in the archean Winnipeg River Plutonic terrane of Manitoba near Lac du Bonnet and is held under an option from Mr. Ozias Theriault.

The Little Bear property consists of 12 claim blocks and covers 3954 acres. The property lies within the Winnipeg River Plutonic terrane and rocks on the property consist of quartz diorite and granite of the Maskwa pluton. Work on the property by previous operators can only be viewed as preliminary in light of current exploration thinking and methodologies.

The author concludes that the property has untested potential to host gold deposits and recommends that an exploration program be undertaken to systematically evaluate the property to identify and test targets for gold mineralization.

INTRODUCTION

The author was requested by Mr. Byron G. Cox, President of Blue Hawk Ventures Inc. to prepare an evaluation and if warranted make recommendations for further work on the company’s Little Bear property in compliance with standards set out in the Canadian National Instrument 43-101F1.

Blue Hawk Ventures Inc. is a start-up exploration stage company planning to undertake exploration for gold on a property it has optioned in the Lac du Bonnet area of Manitoba. Blue Hawk Ventures Inc. is incorporated in the state of Nevada and planning to file a registration statement with the Securities and Exchange Commission (SEC) prior to seeking a quotation on the NASD OTC-BB (Over the Counter- Bulletin Board).

The author is a Professional Geoscientist and has been a consultant to the mineral exploration industry for 20 years. The author has particular experience in exploring for and developing Archean lode gold deposits as well as volcanic and carbonate hosted base metals. The author visited the property on November 4th 2002 to familiarize himself with access and general topography and geology.

          In preparing this report, the author relied on geological reports and maps, miscellaneous papers, published government reports, assessment file documents and other public information listed in the “Sources of Information” section at the end of this report.

DISCLAIMER

          Documentation on the status of the claims comprising the properties was obtained from the Manitoba government web site www.gov.mb.ca/itm/mrd/geo/gis/gis-index2.html.).

          The author has assumed that all information and technical documents reviewed and listed in the “References and Sources of Information” are accurate and complete in all material aspects. While the author carefully reviewed this information, the author has not conducted an independent investigation to verify their accuracy or completeness.

          The author reserves the right, but will not be obligated to revise this report and conclusions if additional information becomes known subsequent to the date of this report.

For information relating to permitting, legal, title, action and related issues I have relied on information provided to me by Blue Hawk Ventures Inc. and disclaim responsibility for such information.

Prepared by DAVID J. BUSCH 08/11/2002

4

FIGURE 1 LOCATION OF LITTLE BEAR PROJECT

LOCATION AND PROPERTY DESCRIPTION

The general project location is shown in Figure 1. The property is located on NTS 50,000 sheet 52L12 in the Lac du Bonnet area in the province of Manitoba. The property consists of 12 contiguous, unpatented claim blocks covering 3954 acres. The individual claims are shown with details in Table 1.

Blue Hawk Ventures Inc. has acquired an option from the claim holder to purchase a 100% interest in the property subject to cash payments $218,000 (CA) and 25,000 shares in the capital stock of Blue Hawk Ventures Inc. The claim holder retains a 3% net smelter royalty. After January 1, 2007 payments of $50,000 per year are to be made as advance royalties to the claim holder so long as Blue Hawk Ventures Inc. retains any interest in the property. The detailed terms of this option are contained in two agreements both dated Sept. 23, 2002. The first is an Option to Purchase and Royalty Agreement between Ozias Theriault and Byron G. Cox and the second is a Trust Agreement between Blue Hawk Ventures Inc. and Byron G. Cox. The author of this report has reviewed copies of both agreements.

          There are no parks or developments that would interfere with exploration for or exploitation of any mineral deposits that might be located on the property.

There are no disputes as to title or liens registered on the property.

TABLE 1 CLAIM STATUS
CLAIM NAME	CLAIM NUMBER	RECORDED HOLDER	EXPIRY DATE DD/MM/YY	AREA HECTARES	AREA ACRES
Meagan 2	MB 2823	Ozias Theriault	20/11/2003	32	79
Iris 1	MB 2021	Ozias Theriault	07/03/2004	128	316
Iris 7	MB 2819	Ozias Theriault	17/10/2003	144	356
Iris 2	MB 2020	Ozias Theriault	07/03/2004	224	554
Megan 1	MB 2822	Ozias Theriault	20/11/2003	32	79

Prepared by DAVID J. BUSCH 08/11/2002

5

Iris 8	MB 2818	Ozias Theriault	17/10/2003	96	237
Megan 8	MB 2821	Ozias Theriault	17/10/2003	160	395
Iris 4	MB 3189	Ozias Theriault	12/10/2003	224	554
Viola 1	MB 2824	Ozias Theriault	20/11/2003	32	79
Iris 3	W 53618	Ozias Theriault	23/12/2003	144	356
Iris 6	MB 3191	Ozias Theriault	12/10/2003	128	316
Iris 5	MB 3190	Ozias Theriault	12/10/2003	256	633
TOTAL 1600 3954

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

          The property is located 40 road miles northeast of the town of Lac du Bonnet in the province of Manitoba. The town of Lac du Bonnet offers full amenities and infrastructure. The property can be accessed from provincially maintained highway 314 and unmaintained gravel haul roads that have been established to the north part of the property by logging operations. The unmaintained haul roads cover a distance of 6 miles to the property. These roads would require some upkeep to be usable during the summer months. The property can also be accessed by float or ski equipped plane from Lac du Bonnet.

          The property is relatively flat with a mean elevation of 1300 feet above sea level. Most of the area has a relief of less than 100 feet. Bedrock is well exposed on most ridges. Gullies, draws and major drainage basins are drift covered. Poplar, balsam, spruce, pine and birch are the dominant tree species. A1983 forest fire burned most of the higher ground leaving the ridges largely bare.

          The climate is typical mid latitude continental. Field operations are possible year round with access restricted during winter freeze-up and spring thaw.

EXPLORATION HISTORY

          Exploration on the property has been intermittent since 1924 when gold was first reported on the property. Early exploration efforts involved prospecting and stripping. Exploration efforts since 1980 have included ground and airborne geophysics as well as prospecting. For clarity, a summary of exploration and results are provided in tabular form in Table 2.

          The airborne magnetic – electromagnetic survey flown for Cordial Resources Ltd. in 1997 provides high quality total field and vertical gradient magnetic data for the entire property. The Very Low Frequency and Coplanar electromagnetic surveys responded primarily to surficial conductivity contrasts in the overburden and are of marginal value.

Prepared by DAVID J. BUSCH 08/11/2002

6

TABLE 2 EXPLORATION HISTORY

YEAR	CO. NAME	Vein	Mapping/Prospecting/Trenching	Drilling		Geophysics	Comments
				No. holes	Feet		
1924	Prospectors						Initial gold discovery
1928	Bear Lake Mines Ltd.		Silver Fox, Latwis, Gold Plate, Fisher				
1934	Reward Mining Co.		Silver Fox				Grade of 0.98 oz/ton over 21" along strike length of 215' from channel sampling.
1935	Bailor Gold Mines Ltd.	Silver Fox					
1946	Bear Lake Gold Mines Ltd.	Silver Fox		?	655		Narrow widths, 'good grade' reported
		Latwis / Silver Fox		?	102		
1950	Eco Exploration Co. Ltd.	Jet	Jet	2	214		Low gold values over narrow widths'
1962	Norway Lake Iron Mines Ltd.		Jet, Silver Fox, Molson & Treasure	?	1226		Bulk samples
1973	International Obaska Mines Ltd.	Treasure		3	?		Results not known
1981	Highwood Resources Ltd.					Ground magnetometer (total field & vertical grad.) VLF EM	25 line mile grid cut
1986	Abermin Corp	All	All			Prospecting, mapping, trenching, sampling, humus soil geochem, grid cutting, magnetometer and VLF surveys	Comprehensive exploration program.
1994	Ozias Theriault & Dennis Fontaine		Treasure, Molson, Rush, Silver Fox, Latwis, Gold Plate, Black Bear & Fontaine				New vein found (Fontaine)
1995	Ozias Theriault & Raymond Bernatchez		General prospecting, NE Creek & Meagan				New veins found (NE Creek & Meagan)
1997	Cordal Resources Ltd. (Raymond A. Bernatchez)		Treasure, Silver Fox, Jet, Gold Plate, Fontaine, Maskwa North, Northeast, Central, Oz			Airborne Magnetometer and Electromagnetic survey	Survey completed by Aerodat, new veins located by prospecting.
			TOTAL ??	5	2197

Prepared by DAVID J. BUSCH 08/11/2002

7

GEOLOGICAL SETTING

REGIONAL GEOLOGY

           The property is located within the Maskwa pluton in the Winnipeg River Plutonic terrane.

The Winnipeg River Plutonic terrain is dated at 3.5 billion years before present (Sanborn-Barrie et al., 2001) and was formed during the very early crustal evolution of the earth. Rocks in this terrane consist of a wide variety of granitic plutonic rocks.

          Rocks flanking the Winnipeg River Terrane consist of archean gneissic and volcanic terrains. The gneissic rocks are believed to represent sedimentary rocks that have undergone intense metamorphism. These rocks are considerably younger at 2.7 to 3.0 billion years before present.

          Considerable age dating has been undertaken in the last ten years on rocks within the Uchi Volcanic terrane, Sanborn-Barrie et al., 2001. These studies have improved the understanding of the relationships between various rocks within the Uchi Volcanic Terrane. Very little age dating has been completed in the Bird River Volcanic terrane. The relationship between the Bird River Volcanic Terrane and the Maskwa pluton is uncertain, as are age relationships between the Bird River and Uchi Volcanic Terranes.

PROPERTY GEOLOGY

          The Little Bear property lies near the centre of the Maskwa pluton. The pluton has two dominant phases, an early coarse grained granodiorite and a later coarse grained granite. All rocks on the property are of greenshist metamorphic grade.

          Several linear zones of shearing trend across the property. These zones include deformed porphyritic granite and mafic dike material and mafic inclusions. In general igneous rocks have a reddish coloration in proximity to the shear structures.

DEPOSIT TYPES

          A number of gold deposits have been successfully developed within Archean plutonic terrains similar to that underlying the Little Bear property.

These include:

•	Silidor mine that was operated by Cambior Inc. in the Powell pluton of Quebec

•	Ferderber mine that was operated by Belmoral Mines in the Bourlamaque batholith in Quebec

•	Red Lake Gold Shore mine that produced from the Dome Stock in the Red Lake camp of Ontario

          In addition to these past producing mines very significant gold deposits have been outlined in this setting. One of the most notable of these is the Hammond Reef Deposit in the Sawbill – Atikokan area of Ontario. While not currently economic, this deposit clearly indicates that gold mineralization in a plutonic setting can occur at a scale that would make it an attractive exploration target type.

          All of these deposits occur in linear structural trends well within large granitic plutons. The structures typically represent large sheared or deformed zones and have been altered. Veins and locally wall rock within portions of these shears contain sulfides and gold mineralization. The gold bearing shears have commonly been the focus of mafic and felsic dike intrusions. The intrusive dikes along these shears are often locally sheared suggesting they were emplaced near the time of shearing.

          Exploration on the Little Bear property should utilize techniques that will identify the most prospective sections of the linear trends. Thin and near continuous till cover on the property suggests it may

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be an effective sampling medium. Gold grain counts and descriptions of the heavy mineral fraction of tills offers an effective approach in identifying the most prospective segments of the known structures and new zones of potential gold mineralization.

          There has been no significant gold produced from the Bird River Volcanic belt.

MINERALIZATION ON LITTLE BEAR PROPERTY

          There has been no known mineral production from the Little Bear property. All mineralized zones found to date are primarily gold showings associated with vein material in shears. Sulfides, primarily pyrite with lessor pyrrhotite, chalcopyrite, sphalerite and galena and arsenopyrite have been reported in modest amounts in various veins and locally in the wall rock to veins. Veins are commonly reported to follow sheared contacts between granite and lamprophyre or mafic dikes.

          The Springer Lake Fault zone is up to 2500 feet wide at the western end and extends for a length of 3 miles across the property. The Springer Lake Fault zone is evident on the magnetic survey as a trend of lower magnetic values and low magnetic relief bounded by higher magnetic values and greater magnetic relief. The north and south boundaries of this fault zone are evident from the magnetic survey.

WORK ON PROPERTY BY BLUE HAWK VENTURES INC.

           Blue Hawk Ventures Inc. has not carried out any exploration on the property since acquiring the option.

CONCLUSIONS AND RECOMMENDATIONS

The following conclusions are based on the author’s observations and evaluation of the data available and presented in this report:

•	The property may host a number of gold bearing veins.

•	The most effective exploration approach in finding gold bearing zones has been prospecting. Prospecting is limited to areas where rock actually outcrops. The challenge has been to apply an exploration technique to effectively evaluate the property regardless of outcropping.

•	Till sampling with gold grain counts and descriptions would effectively emulate prospecting and provide a means of identifying and ranking the most prospective gold settings on the property including areas of no outcrop. A review of till data from government sources would indicate that till cover is sufficient to make such a survey highly effective.

•	Existing airborne and ground geophysical surveys are useful in providing a framework to guide exploration but do not provide targets directly. The total field and vertical gradient data is particularly useful. The electromagnetic data appears related to surficial gravel and clay deposits and is not particularly useful.

Based on the above conclusions, it is the author’s opinion that potential for possibly economic gold deposits exists on the Little Bear property of Blue Hawk Ventures Inc. It is also the author’s opinion that this potential warrants the following recommendations:

•

An initial screening of the Little Bear property with till sampling is recommended. An idealized sample density of one sample per 25 acres would adequately screen the area and identify targets with gold potential. This sample density would require approximately 150 samples. Tills samples (with coarse fraction removed in the field) should weigh approximately 12 kilograms and be submitted for gold grain counts of the heavy mineral fraction. Overburden Drilling Management is one of the few

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companies offering this type of gold grain analysis on a commercial basis. This work can be completed using a Global Positioning System (GPS) for control. No grid is needed.

•	All existing data should be digitized and maintained in a Global Information System (GIS) database. All data acquired in the future should be of a standard to be entered into the digital database format.

•	Target areas developed from the initial till survey should be further screened by prospecting, more detailed till sampling or Mobil Metal Ion soil sampling as necessary. Sampling density may be sufficient to identify drill testable targets directly. This work is assigned to Phase II of the cost estimates.

•	Should targets of interest be generated from the above work testing by diamond drilling should be undertaken.

Costs associated with the above recommendations are estimated below:

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REFERENCES AND SOURCES OF INFORMATION

Bernatchez R. A. 1997

A Qualifying Report on the Little Bear Lake Property in the Cat Lake – Bernic Lake Area, Lac du Bonnet Mining Division, Manitoba

Colvine A.C., Fyon J.A., Heather K.B., Marmont S., Smith P.M., Troop D.G. 1988

Archean Lode Gold Deposits in Ontario; Ontario Geological Survey, Mines and Minerals Division, Miscellaneous Paper 139 1988

Colvine A.C., Andrews A.J., Cherry M.E., Durocher M.E., Fyon A.J., Lavigne, Jr., M.J.,

Macdonald A.J., Marmont S., Poulsen K.H., Springer J.S., and Troop D.G.
An Integrated Model for the Origin of Archean Lode Gold Deposits, Ontario Geological Survey, Open File Report 5524 1984

Panagapko, D.A, Chackowsky, L, Lenton, P. Bailes, A.H. Corkery, T.C. Poulsen K.H., Brommecker, R.

Geoscience Data Compilation for Southeastern Manitoba Manitoba Geological Survey, Open File Report OF2001-8

Poulsen K.H., Weber W., Brommecker R. And Seneshen D.N. (1996)

Lithostratigraphic Assemblage and Structural Setting of Gold Mineralization in the Eastern Rice Lake Greenstone Belt, Manitoba Geological Association of Canada Field Trip Guidebook (Field Trip A4)

Sanborn-Barrie M., Skulski T., Parker J.

Geological Survey of Canada Current Research 2001-C19
Three hundred million years of tectonic history recorded by the Red Lake greenstone belt, Ont.

Stott, G.M. and Corfu,F. 1991

Uchi Subprovince; Geology of Ontario, Ontario Geological Survey, Special Volume 4, Part 1, p145-236.

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APPENDIX I

CERTIFICATE OF AUTHOR

I, David J. Busch, P.Geo, am a Professional Geoscientist (President, of Westshield Consulting Limited) of Lot 4 Block 2, Bissett in the province of Manitoba

I am: a member of the Association of Professional Engineers and Geoscientists of Manitoba;

I graduated Lakehead University with a Bachelor of Arts degree in 1970 and an Honours Bachelor of Science degree in geology in 1974. I have practiced my profession continuously since 1974.

Since 1974 I have been involved in: mineral exploration and evaluation of deposits for gold, copper, lead-zinc and uranium throughout Canada.

As a result of my experience and qualification I am a Qualified Person as defined in N.P. 43-101.

I am presently a Consulting Geologist and have been so continuously since October, 1982.

I visited the property on November 4th 2002 and have spent the last 20 years conducting exploration in this area of Manitoba.

This report was prepared by myself.

In the disclosure of information relating to permitting, legal, title, action and related issues I have relied on information provided to me by Blue Hawk Ventures Inc. and disclaim responsibility for such information.

I am not aware of any material fact or material change with respect to the subject matter of this technical report which is not reflected in this report, the omission to disclose which would make this report misleading.

I am independent of Consolidated Blue Hawk Ventures Inc in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101, Form 43-101FI and this report has been prepared in compliance with NI 43-101 and Form 43-101FI.

Dated at Winnipeg, Manitoba, this 8th day of November, 2002.

/s/ David J. Busch

David J. Busch

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